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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                              Ascendia Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15670X104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Erin Ross
                       Watershed Asset Management, L.L.C.
                         One Maritime Plaza, Suite 1525
                         San Francisco, California 94111
                                 (415) 391-8900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 17 Pages
                        Exhibit Index Found on Page 16

                                       13D
===================
CUSIP No. 15670X104
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  **       The  reporting  persons  making  this  filing  may be
                           deemed the beneficial owners of an aggregate of 1,303,445 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed the beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    271,712 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     271,712 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            271,712 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.1% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 17 Pages

                                       13D
===================
CUSIP No. 15670X104
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  **       The  reporting  persons  making  this  filing  may be
                           deemed the beneficial owners of an aggregate of 1,303,445 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed the beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,031,733 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,031,733 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,031,733 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            7.9% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 17 Pages

                                       13D
===================
CUSIP No. 15670X104
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed  Asset Management, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  **       The  reporting  persons  making  this  filing  may be
                           deemed the beneficial owners of an aggregate of 1,303,445 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed the beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,303,445   [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,303,445   [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,303,445   [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            9.99%  [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 17 Pages

                                       13D
===================
CUSIP No. 15670X104
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            WS Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  **       The  reporting  persons  making  this  filing  may be
                           deemed the beneficial owners of an aggregate of 1,303,445 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed the beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,303,445   [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,303,445   [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,303,445  [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            9.99% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 5 of 17 Pages

                                       13D
===================
CUSIP No. 15670X104
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Meridee A. Moore
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  **       The  reporting  persons  making  this  filing  may be
                           deemed the beneficial owners of an aggregate of 1,303,445 Shares, which is 9.99% of the class of securities. The reporting person on this cover page, however, may be deemed the beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,303,445 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,303,445  [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,303,445  [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            9.99% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 6 of 17 Pages

         Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13D with respect to the shares of Common Stock, par value $0.001 (the "Shares"), of Ascendia Brands, Inc. (the "Company"). The Reporting Persons do not currently own any Shares. Certain of the Reporting Persons were issued by the Company on February 9, 2007 certain Secured Convertible Notes due 2016 (the "Notes"), each Note being convertible at any time into Shares at a price of $0.42 per Share, subject to certain anti-dilution adjustments. Pursuant to the terms of the conversion cap further described in Item 4 below and subject to the other conversion limitations described in Item 4 below, the Reporting Persons' Notes are in aggregate convertible into 9.99% of the number of Shares of the Company issued and outstanding immediately after conversion of the Notes, which percentage is currently equivalent to 1,303,445 Shares. Pursuant to Rule 13d-3 promulgated under the Securities Act of 1934, as amended ("Rule 13d-3"), the Reporting Persons may be deemed to be beneficial owners of such Shares as of February 9, 2007. All numbers and percentages contained in this Schedule 13D represent Shares and not Notes (unless stated otherwise). For additional information regarding the Notes, see Item 4 below and the documents filed as Exhibits to this Schedule 13D.

Item 1.  Security And Issuer
------   -------------------

         This statement relates to shares of Common Stock, par value $0.001 per Share, of Ascendia Brands, Inc. The Company's principal offices are located at 100 American Metro Boulevard, Suite 108, Hamilton, New Jersey 08648.

Item 2.  Identity And Background
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The  Partnerships
         -----------------

                  (i) Watershed Capital Partners, L.P., a Delaware limited partnership ("WCP"), with respect to the Shares beneficially owned by it (through its ownership of Notes); and

                  (ii) Watershed Capital Institutional Partners, L.P., a Delaware limited partnership ("WCIP"), with respect to the Shares beneficially owned by it (through its ownership of Notes).

         WCP and WCIP are together referred to herein as the "Partnerships."

         The Management Company
         ----------------------

                  (iii) Watershed Asset Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Shares beneficially owned by the Partnerships (through ownership of the Notes) .

         The General Partner
         -------------------

                  (iv) WS Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Partnerships (the "General Partner"), with


                               Page 7 of 17 Pages
                           respect to the Shares beneficially owned by the Partnerships (through ownership of the Notes).

         The Managing Member
         -------------------

                  (v) Meridee A. Moore, a United States citizen who is the Senior Managing Member of both the General Partner and the Management Company, with respect to the Shares beneficially owned by the Partnerships (through ownership of the Notes). Meridee A. Moore is referred to herein as the "Individual Reporting Person."

         (b) The address of the principal business office of the Partnerships, the General Partner, the Management Company and the Individual Reporting Person is c/o Watershed Asset Management, L.L.C., One Maritime Plaza, Suite 1525, San Francisco, California 94111.

         (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of an investment adviser. The principal business of the Individual Reporting Person is serving as the Senior Managing Member of both the Management Company and the General Partner.

         (d) None of the Partnerships, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Partnerships, the Management Company, the General Partner or the Individual Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Partnerships, the General Partner, the Management Company and the Individual Reporting Person is set forth above.

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         The aggregate net investment cost for the $10,000,000 principal amount of Notes owned in aggregate by WCP and WCIP was $15,714,000.00. Each of the Partnerships obtained the consideration for its acquisition of the Notes referenced herein from its working capital.

Item 4.  Purpose Of The Transaction
------   --------------------------

         As reported by the Company in its Form 8-K filed with the Securities and Exchange Commission on February 15, 2007 (the "Company's 8-K"), on February 9, 2007 the Company and its subsidiaries acquired certain brands, licenses and brand-related assets from Coty Inc. and certain of its affiliates. As part of that transaction, the Company entered into certain financing


                               Page 8 of 17 Pages
arrangements, including but not limited to the Securities Purchase Agreement with WCP and WCIP described immediately below.

         On February 9, 2007, WCP and WCIP entered into a Securities Purchase Agreement with the Company (the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, the Company issued to WCP and WCIP in aggregate $10,000,000 in principal amount of Notes. Such Notes mature on December 30, 2016 (subject to certain put and call rights described below) and will bear interest at the rate of 9% per annum, subject to increases to up to 15% upon the occurrence or nonoccurrence of certain specified events. Interest on the Notes is payable in kind and shall be accrued and capitalized on a monthly basis. On February 9, 2007, the Company also issued $76,000,000 in principal amount of the Notes to Prencen Lending LLC ("Prencen Lending") pursuant to the Third Amended and Restated Securities Purchase Agreement (the "Prencen Securities Purchase Agreement") among the Company, Prencen Lending and Prencen LLC (as defined below) and entered into certain other agreements with affiliates of Prencen Lending (together with Prencen Lending, the "Prentice Parties").

         The balance due under the Notes (including principal, interest and certain late charges, if any, specified in the Notes) is convertible at any time, at the option of the holder(s), into Shares at a price of $0.42 per Share, subject to certain anti-dilution adjustments, provided that WCP and WCIP may not convert any amounts due under their Notes if and to the extent that, following such a conversion, either of them and any of their affiliates would collectively beneficially own more than 9.99% of the aggregate number of Shares outstanding following such conversion (such conversion limitation being the "Conversion Cap"). The $10,000,000 in principal amount of Notes owned in aggregate by WCP and WCIP would be convertible into 23,809,524 Shares but due to the restrictions imposed by the Conversion Cap, only Notes convertible into 1,303,445 Shares are currently convertible. Pursuant to the terms of the Notes and after giving the Company 61 days written notice, each holder of Notes may decrease, and after that increase up to a limit of 9.99%, the beneficial ownership percentage specified in the Conversion Cap.

         The issuance of any Shares upon conversion of the Notes that exceed the aggregate number of Shares that the Company may issue pursuant to the rules or regulations of the American Stock Exchange is conditioned upon the consent of the Company's stockholders to such issuance (the "Stockholder's Consent") and the passage of 20 days after the mailing of an information statement on Schedule 14C to the Company's stockholders describing, among other things, the Stockholder's Consent. Pursuant to the Voting Agreement executed between the Company and the stockholders of the Company party thereto (the "Voting Agreement"), such stockholders agreed to such consent, and the Stockholder's Consent was obtained as of February 9, 2007. Pursuant to the Securities Purchase Agreement, the Company covenanted to file such information statement no later than 10 days after February 9, 2007.

         The purpose of the acquisition of the Notes was for investment, and the acquisitions of the Notes by each of the Partnerships were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

         Pursuant to the terms of the Notes and if necessary to maintain the Company's stockholders' equity at the level required pursuant to the continued listing standards of the American Stock Exchange, the Company may exchange on a pro rata basis up to $40 million in principal amount of the Notes (including for the avoidance of doubt the Notes issued to Prencen Lending) for shares of a newly created series of convertible preferred stock that will be convertible into Shares, on terms


                               Page 9 of 17 Pages
acceptable to the Company and the holders of a majority of the principal amount of the Notes then outstanding. As part of such exchange, the Company would pay to each exchanging holder of Notes a fee in cash equal to 15% of the outstanding amount of Notes such holder exchanged.

         At any time after the eighth anniversary of the issuance date of the Notes, the Company (on a one-time basis) or any holder (from time-to-time) may redeem all or any portion of the balance outstanding under the Notes at a premium of 7%. All of the Notes are redeemable at the election of the holder(s) holding a majority in principal amount of the outstanding Notes at any time upon the occurrence of an event of default, generally at a premium of at least 25% (no premium may be applicable for certain bankruptcy related events of default). The Notes are also redeemable by each holder upon a change of control of the Company (as defined in the Notes), at premiums of at least 20%. All payments to the holders of the Notes are subject to the provisions of an intercreditor agreement with certain senior claimholders of the Company.

         The holder(s) of the Notes shall be entitled to such dividends, distributions, purchase or exchange rights made to holders of Shares to the same extent as if such holders had converted the Notes into Shares (without regard to any conversion caps but subject to the provisions of an intercreditor agreement with certain senior claimholders of the Company). In addition, pursuant to the terms of the Securities Purchase Agreement and for so long as the Notes remain outstanding, each holder of Notes, including WCP and WCIP, has a right of first refusal with respect to any proposed issuance or sale by the Company of Common Stock Equivalents being offered in a Subsequent Placement (as such terms are defined in the Securities Purchase Agreement).

         Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to increase the size of its Board of Directors from five members to seven members promptly after the issuance of the Notes. Pursuant to the terms of the Securities Purchase Agreement and for so long as the Notes remain outstanding, the Company with the unanimous approval of all members of the Board of Directors of the Company may (subject to Prencen LLC's existing right to designate one member to the Board of Directors) increase the size of the Board of Directors to no more than nine members provided that one of such additional two directors is to be designated by Prencen LLC (except as otherwise provided in the Prencen Securities Purchase Agreement).

         Contemporaneously with the execution and delivery of the Securities Purchase Agreement, WCP, WCIP, the Prentice Parties and the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") pursuant to which, and subject to the terms and conditions therein, the Company agreed to provide certain registration rights with respect to any Shares into which WCP and WCIP's Notes are converted and any other Shares otherwise acquired by WCP, WCIP and/or Prencen LLC and Prencen Lending LLC. Under the Registration Rights Agreement, the Company is required to file a registration statement with respect to the registrable securities by June 30, 2007 and to use its best efforts to have such registration statement declared effective not later than 60 days thereafter (or 90 days after the filing deadline if the registration statement is subject to review by the Securities and Exchange Commission). The Registration Rights Agreement provides for the payments of certain fees for the failure to comply with such deadlines or to maintain the effectiveness of the registration statement and customary registration rights including demand registration rights and piggyback registration rights.

         Pursuant to the Voting Agreement described above and in addition to the Stockholder's Consent, the stockholders signatory to the Voting Agreement agreed to increase the authorized number of Shares and to amend certain provisions of the Company's Certificate of Incorporation


                              Page 10 of 17 Pages

(including but not limited to the elimination of Article VII of the Company's Certificate of Incorporation, which article permitted the adoption of certain compromises or arrangements between the Company and its creditors and/or stockholders upon the acceptance of such compromises or arrangements by certain majorities of the Company's creditors and/or stockholders). WCP and WCIP are third-party beneficiaries of such agreement.

         WCP and WCIP are also lenders under the Second Lien Credit Agreement dated as of February 9, 2007 (the "Loan Agreement"), by and among the Company, its domestic subsidiaries, Watershed Administrative, LLC as administrative agent and the other parties named therein. For more information regarding the Loan Agreement, see a copy of the Loan Agreement attached as an exhibit to the Form 8-K filed by the Company with the Securities and Exchange Commission on February 15, 2007.

         The description above of the Notes, the Securities Purchase Agreement, the Registration Rights Agreement, the Voting Agreement and the Loan Agreement is qualified in its entirety by the full terms and conditions of such agreements, which agreements are incorporated by reference herein. For additional information regarding these agreements, see a copy of the agreements attached as exhibits to this Schedule 13D or the Company's 8-K filed with the Securities and Exchange Commission filed on February 15, 2007.

         Subject to the terms and conditions of the Notes and the Securities Purchase Agreement described above, although no Reporting Person has any specific plan or proposal to acquire or dispose of any Notes and/or Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Notes and/or Shares or dispose of any or all of its Notes and/or Shares depending upon an ongoing evaluation of the investment in the Notes and/or Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Notes and/or Shares which it may hold at any point in time.

         Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders or noteholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, one or more potential investors in the Company and/or other persons regarding the Company, including but not limited to its operations, its capital structure and potential strategies to enhance shareholder value. During the course of such communications, the Reporting Persons may advocate or oppose one or more courses of action.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

           (a)    The Partnerships
                  ----------------


                              Page 11 of 17 Pages

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 11,744,056 Shares outstanding as reported by the Company in the Securities Purchase Agreement filed as Exhibit 4.12 to the Form 8-K filed by the Company with the Securities and Exchange Commission on February 15, 2007, plus the number of additional Shares that would be issued upon conversion of the portion of the Notes convertible under the terms of the Conversion Cap.

                  (c) There have been no transactions in Shares in the last 60 days.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Notes and Shares beneficially owned by the Partnerships as reported herein. The Management Company, as the investment adviser to the Partnerships, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Notes and Shares beneficially owned by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (b)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c)      None.

                  (d) The Management Company, as the investment adviser to the Partnerships, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Notes and Shares beneficially owned by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

                  (e)      Not applicable.

         (c)      The General Partner
                  -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Notes and Shares beneficially owned by the Partnerships as reported herein. The


                              Page 12 of 17 Pages

                           Management Company, as the investment adviser to the Partnerships, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Notes and Shares beneficially owned by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (d)      The  Individual Reporting Person
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Notes and Shares beneficially owned by the Partnerships as reported herein. The Management Company, as the investment adviser to the Partnerships, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Notes and Shares beneficially owned by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Notes and Shares beneficially owned by the Partnerships. The Management Company, as investment adviser to the Partnerships, may be deemed to be the beneficial owner of all such Notes and Shares beneficially owned by the Partnerships, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Notes and Shares beneficially owned by the Partnerships. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Notes and Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         --------------------------------------------------------

         Other than the Notes, the Securities Purchase Agreement, the Registration Rights Agreement, the Voting Agreement and the Loan Agreement (each as described in Item 4 above) and as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan


                              Page 13 of 17 Pages
or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit 2 and Exhibit 3 the Notes issued to WCP and WCIP. There is filed herewith as Exhibit 4 the Voting Agreement. The following documents are filed as exhibits to the Form 8-K filed by the Company on February 15, 2007: Securities Purchase Agreement, Registration Rights Agreement and the Loan Agreement. Such documents are incorporated herein by reference.














                              Page 14 of 17 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2007


                              /s/ Meridee A. Moore
                           ----------------------------------------
                           WS PARTNERS, L.L.C.,
                           On its own behalf, and
                           as the General Partner of
                           WATERSHED CAPITAL PARTNERS, L.P.,
                           and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P., By Meridee A. Moore,
                           Senior Managing Member


                              /s/ Meridee A. Moore
                           ----------------------------------------
                           WATERSHED ASSET MANAGEMENT, L.L.C.
                           By Meridee A. Moore,
                           Senior Managing Member


                              /s/ Meridee A. Moore
                           ----------------------------------------
                           Meridee A. Moore

















                              Page 15 of 17 Pages

                                  EXHIBIT INDEX


EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)
EXHIBIT 2                        Secured Convertible Note due 2016 of
                                 Watershed Capital Partners, L.P.
EXHIBIT 3                        Secured Convertible Note due 2016 of
                                 Watershed Capital Institutional Partners, L.P.
EXHIBIT 4                        Voting Agreement





















                              Page 16 of 17 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  February 20, 2007


                              /s/ Mediree A. Moore
                            ----------------------------------------
                            WS PARTNERS, L.L.C.,
                            On its own behalf, and
                            as the General Partner of
                            WATERSHED CAPITAL PARTNERS, L.P.,
                            and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P., By Meridee A. Moore,
                            Senior Managing Member


                              /s/ Meridee A. Moore
                            ----------------------------------------
                            WATERSHED ASSET MANAGEMENT, L.L.C.
                            By Meridee A. Moore,
                            Senior Managing Member


                               /s/ Meridee A. Moore
                            ----------------------------------------
                            Meridee A. Moore





                              Page 17 of 17 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D


NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A REASONABLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 19(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

THIS NOTE IS SUBJECT TO THE TERMS AND PROVISIONS OF THE INTERCREDITOR AGREEMENT DATED AS OF FEBRUARY 9, 2007 (AS AMENDED, RESTATED, SUPPLEMENTED, OR OTHERWISE MODIFIED FROM TIME TO TIME, THE "INTERCREDITOR AGREEMENT"), BY AND AMONG WELLS FARGO FOOTHILL, INC., AS FIRST LIEN AGENT, WELLS FARGO FOOTHILL, INC., AS SECOND LIEN COLLATERAL AGENT, WATERSHED ADMINISTRATIVE, LLC, AS SECOND LIEN ADMINISTRATIVE AGENT, WELLS FARGO FOOTHILL, INC., AS THIRD LIEN COLLATERAL AGENT, AND PRENCEN LENDING LLC, WATERSHED CAPITAL PARTNERS, L.P., AND WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P., AS THIRD LIEN LENDERS AND PRENCEN LLC. IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THE INTERCREDITOR AGREEMENT AND THIS NOTE, THE TERMS OF THE INTERCREDITOR AGREEMENT SHALL GOVERN AND CONTROL.

                              ASCENDIA BRANDS, INC.


                            SECURED CONVERTIBLE NOTE

Issuance Date: February 9, 2007    Original Principal Amount: U.S. $2,084,568.00


     FOR VALUE RECEIVED, Ascendia Brands, Inc., a Delaware corporation (the "Company") hereby promises to pay to the order of WATERSHED CAPITAL PARTNERS, L.P. or registered assigns ("Holder") the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, and including the amount of any Capitalized Interest (as defined below), the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal at a rate per annum equal to the Interest Rate, from the date set out above as the Issuance Date until the Obligations hereunder are paid in full, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Note is one of the Secured Convertible Notes issued pursuant to the Securities Purchase Agreements. The notes issued under the Prencen Securities Purchase Agreement are referred to as the "Other Notes"; and the Other Notes together with the notes issued pursuant to the Watershed Securities Purchase Agreement are collectively referred to as the "Notes". Certain capitalized terms used herein are defined in
Section 29.


     (1) MATURITY.  On the Maturity Date, the Company shall pay to the Holder an
         --------
amount in cash equal to all of the Obligations then due and owing hereunder. The "Maturity Date" shall be December 30, 2016, as may be extended in writing at the sole option of the Holder (i) in the event that an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default, in which case, the Maturity Date shall be extended until the later of the date such Event of Default is cured and the date there no longer exists any event which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5) is delivered prior to the Maturity Date. On the Business Day immediately preceding the Maturity Date, the Company shall deliver a written notice to the Holder certifying that (A) (1) no Event of Default has occurred and is continuing and (2) no event has occurred and is continuing which with the passage of time and the failure to cure would result in an Event of Default or
(B) an event specified in clause (A) has occurred and is continuing.


     (2) INTEREST. Interest on this Note shall commence accruing on the Issuance
         --------
Date and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in arrears on the last day of each calendar month during the period beginning on the Issuance Date and ending on, and including, the date that this Note is repaid in full (each, an "Interest Date") with the first Interest Date being February 28, 2007. Interest shall be payable on each Interest Date, to the record holder of this Note on the applicable Interest Date by capitalizing such Interest on and as of each Interest Date by adding it to the then outstanding Principal of this Note (the "Capitalized Interest"). Upon the occurrence and during the continuance of an Event of Default, or, the occurrence and continuation of any of the events described in Sections 4(a)(i), 4(a)(ii), 4(a)(iii)(B), 4(a)(iv)(B), or 4(a)(vii) through 4(a)(xiii) prior to such time as the Permitted Senior Indebtedness has been repaid in full, the Interest Rate on the Obligations shall be increased to fifteen percent (15%). In the event that such Event of Default or event, as applicable, is subsequently cured, such increased Interest Rate shall no longer be in effect as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default or event, as applicable, shall continue to apply to the extent relating to the days after the occurrence of such Event of Default or event, as applicable, through and including the date of cure of such Event of Default or event. In addition, to the extent that the Company owes the Holder any Permitted Accrued Third Lien

Fees/Penalties (as defined in Section 9 of the Intercreditor Agreement), such owed amounts shall, until paid by the Company to the Holder to the extent allowed by the Intercreditor Agreement, accrue interest at the then applicable Interest Rate under this Note and the interest on such Permitted Accrued Third Lien Fees/Penalties shall be capitalized at the same time(s) and in the same manner that interest on the Principal of this Note is capitalized.

     (3)  CONVERSION  OF NOTES.  This Note shall be  convertible  into shares of
          --------------------
common stock of the Company, $0.001 par value per share (the "Common Stock"), on the terms and conditions set forth in this Section 3.

          (a)  Conversion  Right.  Subject to the provisions of Section 3(d), at
               -----------------
     any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any portion of the Conversion Amount.

          (b)  Conversion  Rate.  The number of shares of Common Stock  issuable
               ----------------
     upon conversion of any portion of the Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "Conversion Rate").

               (i) "Conversion Amount" means the sum of (A) the Principal under this Note, (B) accrued and uncapitalized interest, with respect to such Principal and (C) accrued and unpaid Late Charges (as defined in Section 25(b)) with respect to such Principal and Interest.

               (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination, $0.42, subject to adjustment as provided herein.

          (c) Mechanics of Conversion.
              -----------------------

               (i) Optional Conversion. To convert any portion of the Conversion
                   -------------------
          Amount into shares of Common Stock on any date (a "Conversion Date"), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as
          Exhibit I (the "Conversion Notice") to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
          (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), the Company shall
          (1) provided that the Transfer Agent is participating in the Fast Automated Securities Transfer Program of the Depository Trust Company ("DTC") credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's participant account with DTC through its Deposit Withdrawal Agent Commission system or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver no later than the Share Delivery Date, to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of all or a portion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

               (ii) Company's  Failure to Timely  Convert.  If the Company shall
                    -------------------------------------
          fail to issue a certificate to the Holder or credit the Holder's participant account with DTC for the number of shares of Common Stock to which the Holder is entitled upon conversion of any portion of the Conversion Amount on or prior to the date which is five (5) Trading Days after the Conversion Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure until the earlier of the date such failure is cured and the Revocation Date (as defined below) in an amount equal to 1.5% of the product of (I) the aggregate number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Common Stock on the Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice (the date such notice is given, the "Revocation Date"); provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise and once such payment is made no Conversion Failure shall exist with respect to such voided portion of such conversion. In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's participant account with DTC for the number of shares of Common Stock to which the Holder is entitled upon such holder's conversion of any portion of the Conversion Amount, and if on or after such scheduled Share Delivery Date the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by the Holder of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate or credit such Holder's participant account with DTC (and to issue such Common Stock) shall terminate and the Conversion Amount of this Note shall be reduced by the Conversion Amount applicable to such portion of the failed Conversion Notice, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock or credit such Holder's participant account with DTC and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the Conversion Date.

               (iii)  Registration;  Book-Entry.  The Company  shall  maintain a
                      -------------------------
          register (the "Register") for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the "Registered Notes"). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of Principal and Interest hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 19. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to necessitate the physical surrender of this Note upon conversion.

               (iv) Pro Rata Conversion; Disputes. In the event that the Company
                    -----------------------------
          receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date; provided, however, that no holder shall receive shares of Common Stock upon conversion of its
          Note in excess of its Authorized Share Allocation (as defined in Section 11(a)); provided, further, however, such pro rata conversion shall not cure any default or Event of Default occurring hereunder resulting from such failure to fully effect the conversion otherwise required by this Note. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 24.

     (d) Limitations on Conversions.
         --------------------------

               (i)  Beneficial  Ownership.  The  Company  shall not  effect  any
                    ---------------------
          conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, and taking into account all other shares of Common Stock beneficially owned by the Holder and its Affiliates, the Holder (together with the Holder's Affiliates) would beneficially own in excess of 9.99% (the "Maximum Percentage") of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any Other Notes or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates, in each case if such conversion or exercise of such instrument is not permitted in order to keep the Holder's beneficial ownership of Common Stock at or below the Maximum Percentage. Except as set forth in the preceding sentence, for purposes of this Section 3(d)(i), beneficial ownership shall be calculated in accordance with
          Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Section 3(d)(i), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Form 10-K, Form 10-Q or Form 8-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. For any reason and at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage specified in such notice so long as such specified Maximum Percentage shall not exceed 9.99%; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes.

               (ii) Principal Market Regulation.  Without limiting the rights of
                    ---------------------------
          the Holder under Section 11 hereunder, the Company shall not be obligated to issue any shares of Common Stock upon conversion of this Note, the Other Notes or the Preferred Shares or exercise of the Warrants, and the Holder of this Note shall not have the right to receive upon conversion of this Note any shares of Common Stock, if the issuance of such shares of Common Stock would exceed the aggregate number of shares of Common Stock which the Company may issue upon conversion or exercise, as applicable, of the Notes, the Preferred Shares and Warrants without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its stockholders as required by the applicable rules of the Principal Market for issuances of Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, (1) the Watershed Funds (as defined in Section 15(h)) shall not be issued in the aggregate upon conversion of the Watershed Notes shares of Common Stock in an amount greater than 11.6% of the Exchange Cap and (2) the Prencen Group shall not be issued in the aggregate, upon conversion or exercise, as applicable, of the Prencen Note, Preferred Shares or Warrants, shares of Common Stock in an amount greater than 88.4% of the Exchange Cap (with respect to each of the Watershed Funds and the Prencen Group, the "Exchange Cap Allocation"). In the event that any of the Watershed Funds and/or the Prencen Group shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of shares of Common Stock which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of shares of Common Stock actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder.

          (e) Holder's Right of Exchange. To the extent, but only to the extent,
              --------------------------
     required by the Principal Market pursuant to its listing requirements at any time following the consummation of the Acquisition, up to $40,000,000 in outstanding Principal amount of the Notes together with any accrued and unpaid Interest thereon and Late Charges on such Principal and Interest, if any (such amount, the "Exchange Amount") shall be exchanged on a pro rata basis (the "Exchange") for a new series of convertible preferred stock that will be convertible into the Company's Common Stock (the "New Securities") of the Company, which New Securities shall have such rights, designations and preferences as the Required Holders and the Company shall mutually agree. Upon the consummation of the Exchange, the Company shall (i) deliver to the Holder the Holder Pro Rata Amount of the New Securities and (ii) pay to the Holder, in cash, an amount equal to 15% of the Holder Pro Rata Amount of the

     Exchange Amount by wire transfer of immediately available funds in accordance with the Holder's written wire transfer instructions.

     (4) RIGHTS UPON EVENT OF DEFAULT.
         ----------------------------

          (a) Event of Default. Each of the following events shall constitute an
              ----------------
     "Event of Default":

               (i) after the Permitted Senior Indebtedness has been repaid in full, (A) the failure of the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty
          (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or (B) while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

               (ii) after the Permitted Senior Indebtedness has been repaid in full, the suspension from trading or failure of the Common Stock to be listed on an Eligible Market for a period of five (5) consecutive Trading Days or for more than an aggregate of ten (10) Trading Days in any 365-day period;

               (iii) (A) the failure to pay to the Holder any amount due on this Note or any other Transaction Document on the Maturity Date and (B) after the Permitted Senior Indebtedness has been repaid in full, the Company's failure to pay to the Holder any amount of Principal (including, without limitation, the Company's failure to pay any redemption payments), Interest, Late Charges or other amounts (other than Registration Delay Payments) when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreements) to which the Holder is a party, except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure continues for a period of at least three (3) Business Days;

               (iv) (A) the occurrence of both an event of default under and acceleration of any Permitted Senior Indebtedness and (B) after the Permitted Senior Indebtedness has been repaid in full, the occurrence of any default under or acceleration prior to maturity of any Indebtedness of the Company or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreements), other than with respect to any Other Notes;

               (v) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

               (vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries and such order or decree remains undismissed or unstayed for a period of sixty (60) days;

               (vii) after the Permitted Senior Indebtedness has been repaid in full, a final judgment or judgments for the payment of money aggregating in excess of $500,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the $500,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

               (viii) after the Permitted Senior Indebtedness has been repaid in full, the Company breaches any representation, warranty, covenant or other term or condition of any Transaction Document that is not specifically addressed by any other Event of Default set forth in this
          Section 4(a), except, subject to clause (ii) hereof, (i) in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive Business Days or (ii) in the case of any breach that arises solely by virtue of the Transaction Stockholder Approval or the Authorized Share Stockholder Approval not being obtained at or prior to the Closing Date specified in the Securities Purchase Agreements and the amendments to the certificate of incorporation of the Company not having been filed with the Secretary of State of Delaware to effectuate the amendments specified in clauses (x) and (y) of Section 4(p)(ii) of the Securities Purchase Agreements at or prior to the Closing Date specified in the Securities Purchase Agreements;

               (ix) after the Permitted Senior Indebtedness has been repaid in full, any breach or failure in any respect to comply with Section 15 of this Note;

               (x) after the Permitted Senior Indebtedness has been repaid in full, failure to obtain the Authorized Share Stockholder Consent or the Authorized Share Stockholder Approval, as the case may be, by June 1, 2007;

               (xi) after the Permitted Senior Indebtedness has been repaid in full, the Company or any Subsidiary shall fail to perform or comply with any covenant or agreement contained in the Security Agreement or any other Security Document to which it is a party;

               (xii) after the Permitted Senior Indebtedness has been repaid in full, any material provision of any Security Document (as reasonably determined by the Collateral Agent) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the Company or any Subsidiary intended to be a party thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Security Document;

               (xiii) after the Permitted Senior Indebtedness has been repaid in full, the Security Agreement or any other Security Document, after delivery thereof pursuant hereto, shall for any reason fail or cease to create a valid and perfected and, except to the extent permitted by the terms hereof or thereof, Lien in favor of the Collateral Agent for the benefit of the holders of the Notes on any Collateral (as defined in the Security Documents) purported to be covered thereby; or

               (xiv) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

          (b) Redemption  Right. Upon the occurrence of an Event of Default with
              -----------------
     respect to this Note or any Other Note, the Company shall within one (1) Business Day deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to all of the holders of Notes. Subject to the Intercreditor Agreement, at any time after the earlier of the holders' receipt of an Event of Default Notice and the holders becoming aware of an Event of Default, a holder of Notes may elect to require the Company to redeem all of its Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company. Notwithstanding the foregoing, the Company shall only be required to consummate a redemption pursuant to this Section 4(b) upon the Company's receipt of Event of Default Redemption Notices from one or more holders of Notes constituting the Required Holders (the "Event of Default Redemption Trigger Date") and the Company shall notify all of the holders of the Notes of the receipt of such redemption notices promptly, but in no event later than (1) Business Day, following the Event of Default Redemption Trigger Date; provided, however, if an Event of Default exists at the Maturity Date, any holder of the Notes may exercise its right to require the redemption by the Company of such holder's Note under this Section 4(b). Subject to the Intercreditor Agreement, as of the Event of Default Redemption Trigger Date, the Company shall be required to redeem all of the outstanding Notes in accordance with this Section 4(b). Each Note redeemed by the Company pursuant to this
     Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the portion of the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Required Holders deliver an Event of Default Redemption Notice and (B) the greatest of the Closing Sale Price of the Common Stock on the date immediately preceding such Event of Default, the Closing Sale Price of the Common Stock on the date immediately following such Event of Default and the Closing Sale Price of the Common Stock on the Event of Default Redemption Trigger Date (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 12. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. The parties hereto agree that in the event of the Company's redemption of all or a portion of such Note under this Section 4(b), the holders' damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the holders. Accordingly, any Redemption Premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the holders' actual loss of its investment opportunity and not as a penalty. Notwithstanding anything to the contrary in this Section 4, but subject to Section 3(d), until the Holder receives the Event of Default Redemption Price, the Holder may convert this Note, in whole or in part, into Common Stock pursuant to
     Section 3, and any such conversion shall reduce the amount otherwise redeemable pursuant to this Section 4.

          (c)   Absence  of  Event  of   Default   in   Certain   Circumstances.
                ---------------------------------------------------------------
     Notwithstanding anything in this Note to the contrary, until the Permitted Senior Indebtedness has been repaid in full, no Event of Default shall occur under this Note or any Other Note or any other Transaction Document unless an event of default has occurred or contemporaneously occurs under and pursuant to the terms of the Permitted Senior Indebtedness.

     (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.
         ---------------------------------------------------------

          (a)  Assumption.  The  Company  shall not enter  into or be party to a
               ----------
     Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having similar ranking to the Notes, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property) issuable upon the conversion of the Notes prior to such Fundamental Transaction, such shares of publicly traded common stock (or their equivalent) of the Successor Entity, and the Conversion Price of this Note in effect immediately prior to such Fundamental Transaction shall be adjusted so that upon conversion of this Note immediately after such Fundamental Transaction the Holder shall be entitled to receive the aggregate number of shares of the Successor Entity that the Holder would have been entitled to receive if the Note had been converted immediately prior to such Fundamental Transaction, as adjusted thereafter in accordance with the provisions of this Note. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note.

          (b) Redemption  Right. No sooner than fifteen (15) days nor later than
              -----------------
     ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). Subject to the Intercreditor Agreement, at any time during the period beginning after the Holder's receipt of a Change of Control Notice and ending twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate that portion of the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (i) the product of
     (x) that portion of the Conversion Amount being redeemed and (y) the quotient determined by dividing (A) the greatest of the Closing Sale Price of the Common Stock immediately prior to the consummation of the Change of Control, the Closing Sale Price immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of the Common Stock immediately prior to the public announcement of such proposed Change of Control by (B) the Conversion Price and (ii) 120% of that portion of the Conversion Amount being redeemed (the "Change of Control Redemption Price"). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 12 and shall have priority to payments to stockholders in connection with a Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, but subject to Section 3(d), until the Change of Control Redemption Price is paid in full, that portion of the Conversion Amount submitted for redemption under this Section 5(b) may be converted, in whole or in part, by the Holder into Common Stock pursuant to Section 3. The parties hereto agree that in the event of the Company's redemption of any portion of this Note under this Section 5(b), the Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not as a penalty.

     (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.
         ------------------------------------------------------------------

          (a)  Purchase  Rights.  If at any time the Company  grants,  issues or
               ----------------
     sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property (other than the Existing Stockholder Warrants (as defined in the Securities Purchase Agreement)) pro rata to the record holders of any class of Common Stock (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

          (b) Other Corporate Events. In addition to and not in substitution for
              ----------------------
     any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a "Corporate Event"), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder's option, (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

     (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.
         ----------------------------------------

          (a) Adjustment of Conversion  Price upon Issuance of Common Stock.  If
              -------------------------------------------------------------
     and whenever on or after the Issuance Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding shares of Common Stock deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per share less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale (the foregoing a "Dilutive Issuance"), then immediately upon such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the lowest price per share at which any share of Common Stock were issued or sold or deemed to be issued or sold (in accordance with this Section 7(a)) in connection with such Dilutive Issuance; provided, however, that if the Company issues or sells, or is deemed to have issued or sold, any shares of Common Stock in a Dilutive Issuance that is a Permitted Financing, then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of
     (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of shares of Common Stock Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of shares of Common Stock Deemed Outstanding immediately after such Dilutive Issuance. For purposes of determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

               (i) Issuance of Options.  If the Company in any manner  grants or
                   -------------------
          sells any Options and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Conversion Price, immediately prior thereto, then each such share of Common Stock underlying such Option shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this
          Section 7(a)(i), the "lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange or exercise of such Convertible Securities.

               (ii) Issuance of  Convertible  Securities.  If the Company in any
                    ------------------------------------
          manner issues or sells any Convertible Securities and the lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise thereof is less than the Conversion Price, immediately prior thereto, then each such share of Common Stock underlying such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security.

          No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

               (iii)  Change  in  Option  Price  or Rate of  Conversion.  If the
                      -------------------------------------------------
          purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any
          Convertible Securities are convertible into or exchangeable or exercisable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Issuance Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

               (iv) Calculation of Consideration Received. In case any Option is
                    -------------------------------------
          issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within fourteen (14) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

               (v) Record Date.  If the Company takes a record of the holders of
                   -----------
          Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (b) Adjustment of Conversion  Price upon Subdivision or Combination of
              ------------------------------------------------------------------
     Common  Stock.  If the  Company at any time on or after the  Issuance  Date
     -------------
     subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Issuance Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

          (c) Other Events.  If any event occurs of the type contemplated by the
              ------------
     provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights, other rights with equity features or any distribution or dividend of securities on the preferred stock of the Company existing on the date hereof), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7. The Company shall within one (1) Business Day notify each of the holders of any of the Notes of any change to the Conversion Price and describe in reasonable detail the basis for such change.

     (8) HOLDER'S RIGHT OF OPTIONAL  REDEMPTION.  From time to time on and after
         --------------------------------------
the eighth (8th) anniversary of the Issuance Date, the Holder shall have the right, in its sole discretion, to require that the Company redeem (each, a "Holder Optional Redemption") up to all of the then applicable Conversion Amount of this Note (the "Available Holder Optional Redemption Amount") by delivering written notice thereof (a "Holder Optional Redemption Notice") to the Company. The Holder Optional Redemption Notice shall indicate the Conversion Amount of the Available Holder Optional Redemption Amount the Holder is electing to have redeemed (the "Holder Optional Redemption Amount"). The portion of this Note subject to redemption pursuant to this Section 8 shall be redeemed by the Company in cash at a price equal to 107% of the Holder Optional Redemption Amount (the "Holder Optional Redemption Price"). Redemptions required by this
Section 8 shall be made in accordance with the provisions of Section 12. Notwithstanding anything to the contrary in this Section 8, but subject to
Section 3(d), until the Holder receives the Holder Optional Redemption Price, the Holder Optional Redemption Amount may be converted, in whole or in part, by the Holder into

Common Stock pursuant to Section 3, and any such conversion shall reduce the Holder Optional Redemption Amount in the manner set forth by the Holder in the applicable Conversion Notice.

     (9) OPTIONAL REDEMPTIONS AT THE COMPANY'S ELECTION.
         ----------------------------------------------

          (a) General.  At any time from and after the eighth (8th)  anniversary
              -------
     of the Issuance Date, so long as there has been no Equity Conditions Failure, the Company shall have the right, to redeem all or any portion of the Conversion Amount then remaining under this Note (the "Optional Redemption Amount") as designated in the Optional Redemption Notice, as of the Optional Redemption Date (an "Optional Redemption"). The portion of this Note subject to redemption pursuant to this Section 9(a) shall be redeemed by the Company in cash at a price equal to the 107% of the Conversion Amount being redeemed (the "Optional Redemption Price"). The Company may exercise its right to require redemption under this Section 9 by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Optional Redemption Notice" and the date all of the holders received such notice is referred to as the "Optional Redemption Notice Date") and each Optional Redemption Notice shall be irrevocable. The Optional Redemption Notice shall state (1) the date on which the Optional Redemption shall occur (the "Optional Redemption Date") which date shall be not less than five (5) Trading Days nor more than thirty (30) Trading Days after the Optional Redemption Notice Date, and (2) the aggregate Conversion Amount of the Notes which the Company has elected to be subject to Optional Redemption from all of the holders of the Notes pursuant to this Section 9(a) (and analogous provisions under the Other Notes) on the Optional Redemption Date. The Company may not effect more than one (1) Optional Redemption. Notwithstanding anything to the contrary in this Section 9(a), until the Optional Redemption Price is paid, in full, the Optional Redemption Amount may be converted, in whole or in part, by the holders into shares of Common Stock pursuant to Section 3. All Conversion Amounts converted by the Holder into such Common Stock after the Optional Redemption Notice Date shall reduce the Optional Redemption Amount of this Note required to be redeemed on the Optional Redemption Date. Redemptions made pursuant to this Section 9 shall be made in accordance with Section 12.

          (b) Pro Rata Redemption Requirement. If the Company elects to cause an
              -------------------------------
     Optional Redemption with respect to this Note pursuant to Section 9(a), then it must simultaneously take the same action with respect to the other Notes and make simultaneous payments of the applicable amounts to be paid to each holder of the other Notes. If the Company elects to cause an Optional Redemption pursuant to Section 9(a) (or similar provisions under the other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require a proportionate redemption of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of all the Notes which the Company has elected to cause to be redeemed pursuant to
     Section 9(a), multiplied by (ii) a fraction, the numerator of which is the Conversion Amount of the applicable Note on the Optional Redemption Date and the denominator of which is the sum of the aggregate Conversion Amounts of all Notes on the Optional Redemption Date (such fraction with respect to each holder is referred to as its "Redemption Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption Amount"), In the event that a holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption Allocation Percentage and Pro Rata Redemption Amount.

     (10)  NONCIRCUMVENTION.  The Company  hereby  covenants and agrees that the
           ----------------
Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

     (11) RESERVATION OF AUTHORIZED SHARES.
          --------------------------------

          (a)  Reservation.  Commencing  on the  Issuance  Date  and  until  the
               -----------
     Authorized Share Stockholder Approval Date or the Authorized Share Stockholder Consent Effective Date, as the case may be, the Company shall reserve in respect of the conversion of the Notes not less than 100,000,000 shares of Common Stock. Immediately on and after the Authorized Share Stockholder Approval Date or the Authorized Share Stockholder Consent Effective Date, as the case may be, the Company shall reserve out of its authorized and unissued Common Stock a number of shares of Common Stock for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each of the Notes as of the Issuance Date and, for so long thereafter as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Notes, 130% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of shares of Common Stock so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Reserve Amount"). The initial number of shares of Common Stock reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount (including capitalized interest) of the Notes held by each holder at the Issuance Date or on the date of any increase in the number of reserved shares, as the case may be (the "Authorized Share Allocation"). In the event that a holder shall sell or otherwise transfer any of such holder's Notes, each transferee shall be allocated a pro rata portion of such holder's Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold a Prencen Note or Watershed Note, respectively, shall be re-allocated to the remaining holders of each Prencen Note or Watershed Note, respectively, pro rata based on the principal amount (including capitalized interest) of such Notes then held by such holders.

          (b)  Insufficient   Authorized  Shares.  If  at  any  time  after  the
               ---------------------------------
     Authorized Share Stockholder Approval Date or the Authorized Share Stockholder Consent Effective Date, as the case may be, while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and reserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the shareholders that they approve such proposal.

     (12) REDEMPTIONS.
          -----------

          (a) Mechanics. Subject to Section 12(b), the Company shall deliver the
              ---------
     applicable Event of Default Redemption Price to the Holder within seven (7) Business Days after the Event of Default Redemption Trigger Date. Subject to Section 12(b), if the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company's receipt of such notice otherwise. Subject to Section 12(b), the Company shall deliver the Holder Optional Redemption Price to the Holder within five (5) Business Days after the Company's receipt of the Holder Optional Redemption Notice. The Company shall deliver the Optional Redemption Price to the Holder on the applicable Optional Redemption Date. Subject to pro rata redemption requirement in
     Section 25(c), in the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall (at the Holder's request) promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall, at the Holder's request, immediately return this Note, or issue a new Note (in accordance with Section 19(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes and all of the other outstanding Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and
     (B) the lowest Closing Bid Price during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to capitalize Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

          (b)  Redemption  by  Other  Holders.   Notwithstanding  anything  else
               ------------------------------
     contained herein, upon the Company's receipt of notice from any of the holders of the Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in
     Section 4(b), Section 5(b) or Section 8 (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof), forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the fifteen (15) Business Day period beginning on and including the date which is seven (7) Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is seven (7) Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice(s) and such Other Redemption Notices received during such fifteen (15) Business Day period (the last day of such fifteen-day period, the "Consolidation Date"), then the Company shall redeem on the
     Consolidation Date a pro rata amount from each holder of the Notes (including the Holder) based on the applicable Conversion Amounts of the Notes submitted for redemption pursuant to such Redemption Notice(s) and such Other Redemption Notices received by the Company during such fifteen
     (15) Business Day period, provided, however, such pro rata payment shall not cure any default or Event of Default occurring hereunder resulting from such failure to fully pay the amount otherwise due on this Note.

     (13) SECURITY.  The Obligations are secured to the extent and in the manner
          --------
set forth in the Security Documents.

     (14) VOTING RIGHTS. The Holder shall have no voting rights as the holder of
          -------------
this Note, except as required by law, including but not limited to the Delaware General Corporation Law, and as expressly provided in this Note.

     (15) COVENANTS.
          ---------

          (a) Rank.  All  payments due under this Note (i) shall rank pari passu
              ----
     with all of the Notes and (ii) shall be senior to all other Indebtedness of the Company and its Subsidiaries other than Permitted Senior Indebtedness and Indebtedness that is permitted to be senior or pari passu to the Permitted Senior Indebtedness pursuant to the terms of the Permitted Senior Indebtedness.

          (b)  Indebtedness.  So long as any  Obligations are  outstanding,  the
               ------------
     Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than Permitted Indebtedness.

          (c) Existence of Liens. So long as any  Obligations  are  outstanding,
              ------------------
     the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

          (d) Restricted  Payments.  After the Permitted Senior Indebtedness has
              --------------------
     been repaid in full, Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness (other than Permitted Senior
     Indebtedness), whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

          (e)  Restriction  on Redemption and Cash  Dividends.  Until all of the
               ----------------------------------------------
     Notes have been converted, redeemed or otherwise fully repaid, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Required Holders.

          (f)  Dispositions.  After the Permitted  Senior  Indebtedness has been
               ------------
     repaid in full and so long as any Obligations are outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, convey, sell, lease or sublease, transfer or otherwise dispose of, whether in one transaction or a series of related transactions, all or any part of its business, property or assets, whether now owned or hereafter acquired (or agree to do any of the foregoing); provided, however, that the Company and its Subsidiaries may (i) sell inventory in the ordinary course of business, (ii) dispose of obsolete or worn-out equipment in the ordinary course of business and (iii) dispose of the non-core assets set forth on
     Schedule 15(f) hereto.

          (g) Additional  Guaranties and  Collateral  Security.  The Company and
              ------------------------------------------------
     each Subsidiary shall cause each Subsidiary of the Company not in existence on the Issuance Date, to execute and deliver to the Collateral Agent promptly and in any event within five (5) Business Days after the formation, acquisition or change in status thereof (i) a Guarantee guaranteeing the Obligations, (ii) a joinder to the Security Agreement, and
     (iii) such other agreements, instruments, approvals, legal opinions or other documents reasonably requested by the Collateral Agent in order to create, perfect, establish the third priority of (subject to Permitted Liens) or otherwise protect any Lien purported to be covered by the Security Agreement or otherwise to effect the intent that such Subsidiary shall become bound by all of the terms, covenants and agreements contained in the this Note and that all property and assets of such Subsidiary shall become Collateral for the Obligations.

          (h)  Affiliated  Transactions.  Neither the Company nor any Subsidiary
               ------------------------
     shall, without the consent of each Watershed Fund that then holds any Watershed Notes (Watershed Capital Partners, L.P. ("WCP"), Watershed Capital Institutional Partners, L.P. ("WCI") and any Affiliates of WCP, collectively, the "Watershed Funds"), which consent may be withheld by any such Watershed Fund in its sole and absolute discretion:

               (i) enter into or make payments under any consulting, management agreement and/or similar agreement or arrangement with the Prencen Group and/or any of its Affiliates;

               (ii) enter into any Subsequent Placement with the Prencen Group and/or any of its Affiliates; provided, however, that no such consent shall be required if (1) such Subsequent Placement is on commercially reasonable terms and on an arm's-length basis, (2) such Subsequent Placement is approved by a majority of the non-interested members of the board of directors of the Company meeting in a separate session and (3) the holders of the Notes have the right to participate in such Subsequent Placement pursuant to Section 4(o) of the Securities Purchase Agreements;

               (iii) enter into any debt financing agreement or other financing arrangement (other than a Subsequent Placement) with the Prencen Group and/or any of its Affiliates; or

               (iv) except as provided in the foregoing clause (ii), enter into any transaction with any Affiliate of the Company and/or the Prencen Group, other than for (A) ordinary course executive and employee compensation arrangements, including, without limitation, salary, equity compensation and bonuses, for directors, officers and employees of the Company approved by the compensation committee of the Company's board of directors, (B) the exchange contemplated in Section 3(e) hereof, (C) any transaction or transactions providing for payments which do not and cannot, in the aggregate, exceed $250,000 per annum and (D) the performance of the Company's obligations pursuant to the Securities Purchase Agreements, the Registration Rights Agreement, the Series B Certificate of Designations and the Series B-1 Certificate of Designations (each as defined in the Prencen Securities Purchase Agreement) for the Preferred Shares, the Warrants and the Notes; provided, however, that for the purposes of the foregoing clauses (A) and (C), such transactions must be on arm's-length terms and approved by a majority of the non-interested directors of the board of directors of the Company.

     Notwithstanding the foregoing, no consent of any Watershed Fund shall be required pursuant to this Section 15(h) unless (x) on the applicable date of determination, the Watershed Funds own in the aggregate at least 50% of the original principal amount (without regard for any capitalized interest added to such principal amount as of such date of determination) of the Watershed Notes; provided, however, that if any portion of the original principal amount of the Watershed Notes are exchanged, pursuant to Section 3(e), for New Securities, the principal amount of such notes exchanged for any such New Securities received by the Watershed Funds on such date of determination in exchange for such original principal amount of the Watershed Notes shall be taken into account in determining whether the Watershed Funds meet the foregoing ownership threshold or (y) the Watershed Facility has not been repaid in full.

          (i) No Additional Notes. Except with respect to any issuances in which
              -------------------
     a holder of Notes may participate in accordance with Section 4(o) of the Securities Purchase Agreements and issuances made pursuant to Sections 18 and 19(a) - (c) of this Note, the Company shall not after the Closing (as defined in the Securities Purchase Agreements) issue any notes or other instruments that are pari passu with the Notes.

     (16)  PARTICIPATION.  The  Holder,  as the  holder of this  Note,  shall be
           -------------
entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if the Holder had converted this Note into Common Stock (without regard to any limitations on conversion herein or elsewhere) and had held such shares of Common Stock on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

     (17) VOTE TO CHANGE THE TERMS OF NOTES.  The affirmative  vote at a meeting
          ---------------------------------
duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any consent, waiver, change or amendment to this Note or the Other Notes; provided, however, that no such consent, waiver, change or amendment as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate; (ii) reduce the amount of Principal or, any other amounts payable on, or change the Maturity Date of, the Notes; (iii) make any change that adversely affects the conversion rights of the Notes (including, without limitation, the provisions contained in Sections 3 and 7 hereof); (iv) reduce any of the Redemption Prices, the timing of the payment of any Redemption Prices, or amend or modify in any manner adverse to the holders of the Notes the Company's obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise; (v) modify the provisions with respect to the right of the holders of the Notes to cause the Company to redeem the Notes; (vi) make any Interest or Principal or other payments on the Notes payable other than as set forth herein;
(vii) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 17; (viii) release any obligor on the Notes or release all or substantially all of the collateral security the Notes, except as permitted by the Security Documents as they exist on the Issuance Date; (ix) amend, modify or change the provisions contained in: Section 3(e) (Holder's Right of Exchange); Section 4(a)(iii)(A) (Event of Default For Failure to Make Payment at Maturity); Section 4(c) (Absence of Event of Default in Certain Circumstances); Section 6 (Rights Upon Issuance of Purchase Rights and Other Corporate Events); Section 10 (Circumvention) to the extent any such amendment, modification or change thereto relates to any matter required to be approved by each holder of Notes pursuant to this Section 17; Section 12 (Redemptions);
Section 15(g) (Additional Guaranties and Collateral Security); Section 15(h) (Affiliated Transactions); Section 25(a) (Notices); Section 25(c) (Pro Rata Rights); or Section 29(b) (Affiliate); or (x) amend, modify or change the condition in any provision of this Note or the other Notes that restricts the application of any such provision until the Permitted Senior Indebtedness has been repaid in full. Neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of Interest, fees or otherwise, to any holder for or as inducement to any consent, waiver or amendment of any of the terms or provisions of the Notes unless such consideration is paid pro rata (based on Conversion Amounts) to all holders of Notes. Other than as may be expressly contemplated by the Notes, so long as any Notes remain outstanding, at no time shall the Company or any of its Subsidiaries, directly or indirectly, purchase or offer to purchase any of the outstanding Notes or exchange or offer to exchange for any consideration (including, without limitation, for cash, securities, property or otherwise) any outstanding Notes unless the Company or such Subsidiary, as applicable, purchases, offers to purchase, exchanges or offers to exchange the outstanding Notes of all of the holders for the same consideration (on a pro rata basis in accordance with each holder's percentage ownership of then outstanding Notes) and on identical terms. If any changes, amendments, alterations, waivers or modifications are made to any Note, such identical changes, amendments, alterations, waivers or modifications shall be made to each of the other Notes. The limitations set forth in this Section 17 shall apply mutatis mutandis with respect to any analogous provision contained in any of the other Transaction Documents.

     (18) TRANSFER.  This Note may be offered,  sold, assigned or transferred by
          --------
the Holder without the consent of the Company, subject only to the provisions of
Section 2(g) of the Securities Purchase Agreements; provided, however, that any such sale, assignment or transfer is in a minimum amount equal to the lesser of
(a)  $1,000,000  and (b) the  outstanding  Principal  amount,  Interest and Late
Charges, if any, of this Note; provided, further, however, that such minimum amount shall not apply to any sale, assignment or transfer to an Affiliate of the Holder.

     (19) REISSUANCE OF THIS NOTE.
          -----------------------

          (a) Transfer.  If all or a portion of this Note is to be  transferred,
              --------
     the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 19(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 19(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii), following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

          (b) Lost,  Stolen or  Mutilated  Note.  Upon receipt by the Company of
              ---------------------------------
     evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal.

          (c)  Note  Exchangeable  for  Different  Denominations.  This  Note is
               -------------------------------------------------
     exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 19(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

          (d) Issuance of New Notes. Whenever the Company is required to issue a
              ---------------------
     new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 19(a) or Section 19(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

     (20)  REMEDIES,   CHARACTERIZATIONS,   OTHER   OBLIGATIONS,   BREACHES  AND
           ---------------------------------------------------------------------
INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in
-----------------
addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

     (21) PAYMENT OF COLLECTION,  ENFORCEMENT  AND OTHER COSTS. If (a) this Note
          ----------------------------------------------------
is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

     (22)  CONSTRUCTION;  HEADINGS.  This Note  shall be  deemed  to be  jointly
           -----------------------
drafted by the Company and all the holders of Notes and shall not be construed against any Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

     (23) FAILURE OR INDULGENCE  NOT WAIVER.  No failure or delay on the part of
          ---------------------------------
the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

     (24) DISPUTE  RESOLUTION.  In the case of a dispute as to the determination
          -------------------
of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price or the arithmetic calculation of the Conversion Rate or any Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Business Day of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or

(b) the disputed arithmetic calculation of the Conversion Rate or any Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error. To the extent that any determination of any Closing Bid Price, Closing Sale Price or the Weighted Average Price or calculation of the Conversion Price, Conversion Rate or any Redemption Price hereunder affects any conversion price, conversion rate or redemption price in connection with any conversion, redemption or payment to be made with respect to the other Notes, such determination or calculation shall also be applied in connection with any such conversions, redemptions or payments under the other Notes.

     (25) NOTICES; PAYMENTS.
          -----------------

          (a) Notices.  Whenever notice is required to be given under this Note,
              -------
     unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreements. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the holders of all Notes (i) immediately upon any adjustment of the Conversion Price (and in no event later than one (1) Business Day thereafter), including any adjustment to the Conversion Price made following any calculation of such price pursuant to the dispute resolution mechanism set forth in Section 24, setting forth in reasonable detail, and certifying, the calculation of such adjustment,
     (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

          (b)  Payments.  Whenever  any  payment  of  cash  is to be made by the
               --------
     Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedules of Buyers attached to the Securities Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this
     Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal or other amounts due under the Transaction Documents, other than Interest, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of fifteen percent (15%) per annum from the date such amount was due until the same is paid in full ("Late Charge"). All payments of any Redemption Price to be made by the Company to the Holder hereunder shall also include payment in respect of any other Obligations then due and owing, including without limitation, Interest thereon.

          (c) Pro Rata Rights. All payments and/or distributions  required to be
              ---------------
     made by the Company hereunder on a pro rata basis among all holders of the Notes or certain holders of the Notes shall be made simultaneously and ratably among all such holders of Notes or such lesser group of holders of the Notes, as applicable. Notwithstanding anything else contained herein, the Holder retains the sole power with respect to this Note to effect the conversion(s) provided in Section 3 and elect to redeem all or a portion of this Note pursuant to Sections 5(b) and 8, and in no event shall any other Person or Person(s) be able to interfere with or take away any such rights.

     (26)  CANCELLATION.  After all the  Obligations  (excluding any Obligations
           ------------
that are contingent, unmatured or otherwise unknown at the time of payment) at any time owed have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued; provided, however, that any contingent, unmatured or unknown claims arising under the Transaction Documents that are known as of the date of payment or that mature or become known thereafter and which would otherwise be considered Obligations hereunder shall survive the cancellation of this Note.

     (27) WAIVER OF NOTICE.  To the extent  permitted by law, the Company hereby
          ----------------
waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreements.

     (28) GOVERNING LAW; JURISDICTION;  JURY TRIAL. This Note shall be construed
          ----------------------------------------
and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof at the address set forth in Section 9(f) of the Securities Purchase Agreements, or in the case of a transferee of any Note, at such address provided to the Company by such holder at the time of such transfer, and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

     (29) CERTAIN  DEFINITIONS.  For purposes of this Note, the following  terms
          --------------------
shall have the following meanings:

          (a) "Acquisition" means the acquisition of the Calgon and Healing Gardens brands from Coty, Inc. and certain of its affiliates by Ascendia Brands Co., Inc., and certain of its Affiliates pursuant to that certain Asset Purchase Agreement, dated as of January 17, 2007.

          (b) "Affiliate" means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person (it being understood that a Person shall be deemed to "control" another Person, for purposes of this definition, if such Person directly or indirectly has the power to direct or cause the direction of the management and policies of such other Person, whether through holding beneficial ownership interests in such other Person, through contracts or otherwise). For the avoidance of doubt, no Watershed Fund shall be deemed an Affiliate of the Company or any of its Subsidiaries in respect of the ownership by one or more of such Watershed Fund's of Notes, Conversion Shares (as defined in the Watershed Securities Purchase Agreement) and/or Permitted Senior Indebtedness.

          (c) "Approved Stock Plan" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director for services provided to the Company.

          (d) "Authorized Share Stockholder Approval" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (e) "Authorized Share Stockholder Approval Date" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (f) "Authorized Share Stockholder Consent" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (g) "Authorized Share Stockholder Consent Effective Date" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (h) "Authorized Share Stockholder Meeting Deadline" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (i) "Bloomberg" means Bloomberg Financial Markets.

          (j) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

          (k) "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, and (ii) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

          (l) "Change of Control" means any Fundamental  Transaction  other than
     (i) any reorganization, recapitalization or reclassification of the Common Stock in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

          (m) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Eligible Market that is the primary market for such security, as reported by Bloomberg, or, if such Eligible Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if no Eligible Market is the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

          (n) "Collateral Agent" shall mean the "Agent" as defined in the Security Agreement.

          (o) "Common Stock Deemed Outstanding" means, at any given time, the number of shares of Common Stock outstanding at such time, plus the number of shares of Common Stock deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Stock owned or held by or for the account of the Company or issuable upon conversion or exercise, as applicable, of the Notes, the Preferred Shares and the Warrants.

          (p) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

          (q) "Convertible Securities" means any stock or securities (other than
     Options)  directly  or  indirectly   convertible  into  or  exercisable  or
     exchangeable for Common Stock.

          (r) "Eligible Market" means the Principal Market, The New York Stock Exchange, Inc., The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market.

          (s) "Equity Conditions" means that each of the following conditions is satisfied: (i) on each day during the period beginning six months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (as defined in the Registration Rights Agreement) or (y) all shares of Common Stock issuable upon conversion of the Notes and Preferred Shares and exercise of the Warrants shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws; (ii) on each day during the Equity Conditions Measuring Period, the Common Stock is designated for quotation on the Principal Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination, the Company shall have delivered shares of Common stock issuable upon conversion of the Notes to the holders on a timely basis as set forth in Section 3(c)(i) hereof (and analogous provisions under the Other Notes); (iv) any applicable shares of Common Stock to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules or regulations of the Principal Market; (v) during the Equity Conditions Measuring Period, the Company shall not have failed to timely make any payments within five (5) Business Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) the Company shall have no knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any shares of Common Stock issuable upon conversion of the Notes and Preferred Shares and shares of Common Stock issuable upon exercise of the Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; (viii) the Company otherwise shall have been in material compliance with and shall not have materially breached any provision, covenant, representation or warranty of any Transaction Document; and (ix) the Transaction Stockholder Approval and the Authorized Share Stockholder Approval shall have been obtained.

          (t) "Equity Conditions Failure" means that on any determination date from the Optional Redemption Notice Date through and including the Optional Redemption Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

          (u) "Exchange Agreement" means that certain Amendment and Exchange Agreement, dated as of December 27, 2006, by and among the Company, Prencen Lending LLC and Prencen LLC.

          (v) "Excluded Security" means any Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon conversion of the Notes; (iii) upon exercise of the Existing Stockholder Warrants (as defined in Securities Purchase Agreement); (iv) upon conversion, exercise or exchange of any Options or Convertible Securities which are outstanding on the day immediately preceding the Issuance Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Issuance Date; or (v) in connection with any stock split, stock dividend, recapitalization or similar transaction by the Company for which adjustment is made pursuant to Section 7(b).

          (w) "Fundamental Transaction" means that the Company shall (or in the case of clause (vi) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act)), directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person or Persons to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the Person or Persons making or party to, or associated or affiliated with the Person or Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of either the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Stock, or (vi) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.

          (x)  "GAAP"  means  United  States   generally   accepted   accounting
     principles, consistently applied.

          (y) "Guarantee" means (i) the guarantee of each Subsidiary Guarantor and (ii) each guarantee substantially in the form of Exhibit E-1 and/or Exhibit E-2 to the Prencen Securities Purchase Agreement and in the form of Exhibit D-1 and/or Exhibit D-2 to the Watershed Securities Purchase Agreement made by any other Subsidiary in favor of the holders of the Notes (or the Collateral Agent for the benefit of the Collateral Agent and the holders of the Notes) pursuant to Section 15(g), in each case as such agreement may be amended, modified, supplemented or reaffirmed.

          (z) "Hedging Agreement" means any interest rate, foreign currency, commodity or equity swap, collar, cap, floor or forward rate agreement, or other agreement or arrangement designed to protect against fluctuations in interest rates or currency, commodity or equity values (including, without limitation, any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements), and any confirmation executed in connection with any such agreement or arrangement.

          (aa) "Highest Lawful Rate" means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to the Holder which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

          (bb) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the date of determination and
     (ii) the denominator of which is the aggregate principal amount of all Notes outstanding on such date.

          (cc) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease,
     (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

          (dd) "Interest Rate" means, (i) initially, nine percent (9.0%) per annum and (ii) subject to the third sentence of Section 2, (A) in the event that the Company has not obtained the Authorized Share Stockholder Approval by the Authorized Share Stockholder Meeting Deadline, eleven percent (11.0%) and (B) in the event that the Company has not obtained the Authorized Share Stockholder Approval by June 30, 2007, thirteen percent (13.0%), in each case subject to adjustment as provided herein.

          (ee) "Obligations" means all present and future indebtedness, obligations, and liabilities of the Company and any Subsidiary Guarantor to the Collateral Agent and the holders of the Notes under the Transaction Documents, whether or not the right of payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured, unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding referred to in Section 4(a). Without limiting the generality of the foregoing, the Obligations of the Company and each Subsidiary Guarantor under the Notes and the other Transaction Documents include (a) the obligation to pay principal, interest, charges (including Late Charges), expenses, fees, attorneys' fees and disbursements, indemnities and other amounts payable by such Person thereunder, and (b) the obligation of such Person to reimburse any amount in respect of any of the foregoing that the Collateral Agent or any holder of Notes (in its sole discretion) may elect to pay or advance on behalf of such Person.

          (ff) "Options" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

          (gg) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

          (hh) "Permitted Financing" means, in one or more transactions, any issuance or sale, or in accordance with Section 7(a), any deemed issuance or sale of Common Stock (i) which issuance or sale does not exceed $5,000,000 in the aggregate, (ii) is at a consideration per share greater than 90% of the arithmetic average of the Weighted Average Price of the Common Stock for the ten (10) consecutive Trading Days ending on the date immediately prior to the execution of the definitive agreement for such Permitted Financing for any and all transactions and (iii) where if warrants are issued in such Permitted Financing, such warrants are exercisable for not more than 25% of the shares of Common Stock issued or issuable in such Permitted Financing and such warrants have an exercise price that is equal to or greater than the arithmetic average of the Weighted Average Price of the Common Stock for the ten (10) consecutive Trading Days ending on the date immediately prior to the execution of the definitive agreement for such Permitted Financing.

          (ii) "Permitted Indebtedness" means (i) prior to the repayment in full of the Permitted Senior Indebtedness, the Permitted Senior Indebtedness and all Indebtedness permitted to exist pursuant to the terms of the Permitted Senior Indebtedness (ii) Indebtedness evidenced by this Note and the Other Notes, (iii) Indebtedness evidenced by the Coty Note (as defined in the Securities Purchase Agreements) and any additional promissory note issued, or any increase in the principal amount of the Coty Note made, in an amount equal to the In-Kind Amount in connection with payment of the Coty Earn-Out Payment (each as defined in the Securities Purchase Agreements), (iv) other unsecured Indebtedness in an aggregate amount not to exceed $20,000,000 outstanding at any time incurred by the Company and/or any of its Subsidiaries that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Holder and approved by the Holder in writing, and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (2) total interest and fees at a rate in excess of the Interest Rate hereunder, (v) Indebtedness secured by Permitted Liens, (vi) Indebtedness to trade creditors incurred in the ordinary course of business, and (vii) extensions, refinancings and renewals of any items of Permitted Indebtedness; provided that, the principal amount is not increased or the terms modified to impose more burdensome terms upon the Company or its Subsidiary, as the case may be.

          (jj) "Permitted Liens" means (A) prior to the repayment in full of the Permitted Senior Indebtedness, the Liens securing the Permitted Senior Indebtedness and all "Permitted Liens" as defined pursuant to the terms of the Permitted Senior Indebtedness and (B) after the Permitted Senior Indebtedness has been repaid in full, (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens securing the Obligations, (v) Liens (A) upon or on any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (vi) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) and (v) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase,
     (vii) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company's business, not interfering in any material respect with the business of the Company and its Subsidiaries taken as a whole, (viii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods and (ix) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(vii).

          (kk) "Permitted  Senior  Indebtedness"  means (i) the WFF Facility and
     (ii) the Watershed Facility.

          (ll) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

          (mm) "Preferred Shares" has the meaning ascribed to such term in the Exchange Agreement.

          (nn) "Prencen Group" means Prencen Lending LLC, Prencen LLC and/or Prencen Capital Management, L.P.

          (oo) "Prencen Note" means the Note issued pursuant to the Prencen Securities Purchase Agreement.

          (pp) "Principal Market" means the American Stock Exchange.

          (qq) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, the Change of Control Redemption Notices, the Holder Optional Redemption Notice and the Optional Redemption Notices and each of the foregoing, individually, a Redemption Notice.

          (rr) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (iv) and (vii) - (xiv), 125% or (ii) in the case of the Events of Default described in Section 4(a)(v) - (vi), 100%.

          (ss) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, the Holder Optional Redemption Price and the Optional Redemption Price and, each of the foregoing, individually, a Redemption Price.

          (tt) "Registration Rights Agreement" means that certain Registration Rights Agreement dated as of February 9, 2007 by and among the Company and the initial holders of the Notes, as such agreement may be amended, modified or supplemented, relating to, among other things, the registration of the resale of the shares of Common Stock owned by Prencen Lending LLC and the shares of Common Stock issuable upon conversion of the Notes and the Preferred Shares and exercise of the Warrants.

          (uu) "Required Holders" means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.

          (vv) "SEC" means the United States Securities and Exchange Commission.

          (ww) "Securities Purchase Agreements" means, collectively, (i) that certain Third Amended and Restated Securities Purchase Agreement dated as of February 9, 2007 by and among the Company, Prencen LLC and Prencen Lending LLC, as the same may be amended, modified or supplemented from time to time (the "Prencen Securities Purchase Agreement") and (ii) that certain Securities Purchase Agreement dated as of February 9, 2007 by and among the Company, Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P., as the same may be amended, modified or supplemented from time to time (the "Watershed Securities Purchase Agreement").

          (xx) "Security Agreement" means a Security Agreement made by the Company or any Subsidiary in favor of the Collateral Agent for the benefit of the Collateral Agent and the holders of the Notes, substantially in the form of Exhibit D to the Prencen Securities Purchase Agreement and in the form of Exhibit C to the Watershed Securities Purchase Agreement, as such agreement may be amended, modified, supplemented, securing the Obligations.

          (yy) "Security Documents" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (zz) "Subsequent Placement" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (aaa) "Subsidiary Guarantor" has the meaning ascribed to such term in the Security Documents.

          (bbb) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made so long as such entity's common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

          (ccc) "Trading Day" means any day on which the Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on any such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

          (ddd) "Transaction Documents" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (eee) "Transaction Stockholder Approval" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (fff) "Voting Stock" of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

          (ggg) "Warrants" has the meaning ascribed to such term in the Prencen Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

          (hhh) "Watershed Facility" means the Second Lien Credit Agreement dated as of February 9, 2007 between the Company and each of its
     Subsidiaries signatory thereto, as borrowers, the lenders signatory thereto, Wells Fargo Foothill, Inc., as the collateral agent, and Watershed Administrative, LLC, as the administrative agent and the documents executed in connection therewith, in each case as such documents may be amended, amended and restated, modified or supplemented from time to time.

          (iii) "Watershed Notes" means the Notes issued pursuant to the Watershed Securities Purchase Agreement.

          (jjj) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Eligible Market that is the primary market for such securities during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Eligible Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Eligible Market publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Eligible Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the

     Weighted Average Price cannot be calculated for such security on such particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

          (kkk) "WFF Facility" means the Credit Agreement dated as of February 9, 2007 between the Company and each of its Subsidiaries signatory thereto, as borrowers, and Wells Fargo Foothill, Inc. ("WFF") as arranger and administrative agent and the other lenders party thereto and the documents executed in connection therewith, in each case as such documents may be amended, amended and restated, modified or supplemented from time to time.

     (30)  DISCLOSURE.  Upon receipt or delivery by the Company of any notice in
           ----------
accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information, relating to the Company or its Subsidiaries, the Company shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.

     (31) USURY SAVINGS CLAUSE.  Notwithstanding any other provision herein, the
          --------------------
aggregate interest rate charged with respect to the Principal (including any capitalized interest), including all charges or fees in connection therewith deemed in the nature of interest under applicable law, shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under this Note at any time exceeds the Highest Lawful Rate, the outstanding amount of the Principal shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest which would have been due hereunder if the stated rates of interest set forth in this Note had at all times been in effect. In addition, if when the Conversion Amount is repaid in full the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest which would have been due hereunder if the stated rates of interest set forth in this Note had at all times been in effect, then to the extent permitted by law, the Company shall pay to the Holder an amount equal to the difference between the amount of interest paid and the amount of interest which would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of the Holder and the Company to conform strictly to any applicable usury laws. Accordingly, if the Holder contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at the Holder's option be applied to the outstanding Conversion Amount or be refunded to the Company.

     (32) INTERCREDITOR AGREEMENT. This Note is subject to the terms and provisions of the Intercreditor Agreement dated as of February 9, 2007, (as amended, restated, supplemented, or otherwise modified from time to time, the "Intercreditor Agreement"), by and among Wells Fargo Foothill, Inc., as First Lien Agent, Wells Fargo Foothill, Inc., as Second Lien Collateral Agent, Watershed Administrative, LLC, as Second Lien Administrative Agent, Wells Fargo Foothill, Inc., as Third Lien Collateral Agent, and Prencen Lending LLC, Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P., as Third Lien Lenders and Prencen LLC. In the event of any conflict between the terms of the Intercreditor Agreement and this Note, the terms of the Intercreditor Agreement shall govern and control. For the avoidance of doubt, no payments may be made hereunder to the extent prohibited by the Intercreditor Agreement.

                            [Signature Page Follows]

     IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date.


                           ASCENDIA BRANDS, INC.


                                 /s/ Andrew W. Sheldrick
                           By:--------------------------------------------------
                              Name: Andrew W. Sheldrick
                              Title: General Counsel & Secretary

                                 SCHEDULE 15(f)

The stock in and assets of Cenuco, Inc., a Florida corporation, and all assets presently associated with the health and beauty care business outside the United States

                                    EXHIBIT I

                              ASCENDIA BRANDS, INC.

                                CONVERSION NOTICE

Reference is made to Secured Convertible Note (the "Note") issued to the undersigned by Ascendia Brands, Inc. (the "Company"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the amount of the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Common Stock par value $0.001 per share (the "Common Stock"), as of the date specified below.


     Date of Conversion:
                        --------------------------------------------------------

     Aggregate Conversion Amount to be converted:
                                                 -------------------------------

Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the holder of the Note submitting this Conversion Notice that, after giving effect to the conversion provided for in this Conversion Notice, such holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person's affiliates) of a number of shares of Common Stock which exceeds the Maximum Percentage of the total outstanding shares of Company Common Stock as determined pursuant to the provisions of Section 3(d)(i) of the Note.

Please confirm the following information:

     Conversion Price:
                      ----------------------------------------------------------


     Number of shares of Common Stock to be issued:
                                                   -----------------------------

Please issue the Common Stock into which the Note is being converted in the following name and to the following address:

     Issue to:
              ------------------------------------------------------------------
              ------------------------------------------------------------------
              ------------------------------------------------------------------

     Facsimile Number:
                      ----------------------------------------------------------
     Authorization:
                   -------------------------------------------------------------

          By:
             -------------------------------------------------------------------

               Title:
                     -----------------------------------------------------------

Dated:
      --------------------------------------------------------------------------

     Account Number:
                    ------------------------------------------------------------
     (if electronic book entry transfer)

     Transaction Code Number:
                             ---------------------------------------------------
     (if electronic book entry transfer)

                                 ACKNOWLEDGMENT

     The Company hereby acknowledges this Conversion Notice and hereby directs American Stock Transfer & Trust Company to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated February 9, 2007 from the Company and acknowledged and agreed to by American Stock Transfer & Trust Company.


                           ASCENDIA BRANDS, INC.


                           By:--------------------------------------------------
                              Name:
                              Title:

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D



NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A REASONABLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 19(a) HEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.

THIS NOTE IS SUBJECT TO THE TERMS AND PROVISIONS OF THE INTERCREDITOR AGREEMENT DATED AS OF FEBRUARY 9, 2007 (AS AMENDED, RESTATED, SUPPLEMENTED, OR OTHERWISE MODIFIED FROM TIME TO TIME, THE "INTERCREDITOR AGREEMENT"), BY AND AMONG WELLS FARGO FOOTHILL, INC., AS FIRST LIEN AGENT, WELLS FARGO FOOTHILL, INC., AS SECOND LIEN COLLATERAL AGENT, WATERSHED ADMINISTRATIVE, LLC, AS SECOND LIEN ADMINISTRATIVE AGENT, WELLS FARGO FOOTHILL, INC., AS THIRD LIEN COLLATERAL AGENT, AND PRENCEN LENDING LLC, WATERSHED CAPITAL PARTNERS, L.P., AND WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P., AS THIRD LIEN LENDERS AND PRENCEN LLC. IN THE EVENT OF ANY CONFLICT BETWEEN THE TERMS OF THE INTERCREDITOR AGREEMENT AND THIS NOTE, THE TERMS OF THE INTERCREDITOR AGREEMENT SHALL GOVERN AND CONTROL.

                              ASCENDIA BRANDS, INC.


                            SECURED CONVERTIBLE NOTE

Issuance Date: February 9, 2007    Original Principal Amount: U.S. $7,915,432.00

         FOR VALUE RECEIVED, Ascendia Brands, Inc., a Delaware corporation (the "Company") hereby promises to pay to the order of WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. or registered assigns ("Holder") the amount set out above as the Original Principal Amount (as reduced pursuant to the terms hereof pursuant to redemption, conversion or otherwise, and including the amount of any Capitalized Interest (as defined below), the "Principal") when due, whether upon the Maturity Date (as defined below), acceleration, redemption or otherwise (in each case in accordance with the terms hereof) and to pay interest ("Interest") on any outstanding Principal at a rate per annum equal to the Interest Rate, from the date set out above as the Issuance Date until the Obligations hereunder are paid in full, whether upon an Interest Date (as defined below), the Maturity Date, acceleration, conversion, redemption or otherwise (in each case in accordance with the terms hereof). This Note is one of the Secured Convertible Notes issued pursuant to the Securities Purchase Agreements. The notes issued under the Prencen Securities Purchase Agreement are referred to as the "Other Notes"; and the Other Notes together with the notes issued pursuant to the Watershed Securities Purchase Agreement are collectively referred to as the "Notes". Certain capitalized terms used herein are defined in Section 29.


     (1) MATURITY.  On the Maturity Date, the Company shall pay to the Holder an
         --------
amount in cash equal to all of the Obligations then due and owing hereunder. The "Maturity Date" shall be December 30, 2016, as may be extended in writing at the sole option of the Holder (i) in the event that an Event of Default (as defined in Section 4(a)) shall have occurred and be continuing or any event shall have occurred and be continuing which with the passage of time and the failure to cure would result in an Event of Default, in which case, the Maturity Date shall be extended until the later of the date such Event of Default is cured and the date there no longer exists any event which with the passage of time and the failure to cure would result in an Event of Default and (ii) through the date that is ten (10) days after the consummation of a Change of Control in the event that a Change of Control is publicly announced or a Change of Control Notice (as defined in Section 5) is delivered prior to the Maturity Date. On the Business Day immediately preceding the Maturity Date, the Company shall deliver a written notice to the Holder certifying that (A) (1) no Event of Default has occurred and is continuing and (2) no event has occurred and is continuing which with the passage of time and the failure to cure would result in an Event of Default or
(B) an event specified in clause (A) has occurred and is continuing.


     (2) INTEREST. Interest on this Note shall commence accruing on the Issuance
         --------
Date and shall be computed on the basis of a 365-day year and actual days elapsed and shall be payable in arrears on the last day of each calendar month during the period beginning on the Issuance Date and ending on, and including, the date that this Note is repaid in full (each, an "Interest Date") with the first Interest Date being February 28, 2007. Interest shall be payable on each Interest Date, to the record holder of this Note on the applicable Interest Date by capitalizing such Interest on and as of each Interest Date by adding it to the then outstanding Principal of this Note (the "Capitalized Interest"). Upon the occurrence and during the continuance of an Event of Default, or, the occurrence and continuation of any of the events described in Sections 4(a)(i), 4(a)(ii), 4(a)(iii)(B), 4(a)(iv)(B), or 4(a)(vii) through 4(a)(xiii) prior to such time as the Permitted Senior Indebtedness has been repaid in full, the Interest Rate on the Obligations shall be increased to fifteen percent (15%). In the event that such Event of Default or event, as applicable, is subsequently cured, such increased Interest Rate shall no longer be in effect as of the date of such cure; provided that the Interest as calculated at such increased rate during the continuance of such Event of Default or event, as applicable, shall continue to apply to the extent relating to the days after the occurrence of such Event of Default or event, as applicable, through and including the date of cure of such Event of Default or event. In addition, to the extent that the Company owes the Holder any Permitted Accrued Third Lien

Fees/Penalties (as defined in Section 9 of the Intercreditor Agreement), such owed amounts shall, until paid by the Company to the Holder to the extent allowed by the Intercreditor Agreement, accrue interest at the then applicable Interest Rate under this Note and the interest on such Permitted Accrued Third Lien Fees/Penalties shall be capitalized at the same time(s) and in the same manner that interest on the Principal of this Note is capitalized.

     (3)  CONVERSION  OF NOTES.  This Note shall be  convertible  into shares of
          --------------------
common stock of the Company, $0.001 par value per share (the "Common Stock"), on the terms and conditions set forth in this Section 3.

          (a)  Conversion  Right.  Subject to the provisions of Section 3(d), at
               -----------------
     any time or times on or after the Issuance Date, the Holder shall be entitled to convert any portion of the outstanding and unpaid Conversion Amount (as defined below) into fully paid and nonassessable shares of Common Stock in accordance with Section 3(c), at the Conversion Rate (as defined below). The Company shall not issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share. The Company shall pay any and all taxes that may be payable with respect to the issuance and delivery of Common Stock upon conversion of any portion of the Conversion Amount.

          (b)  Conversion  Rate.  The number of shares of Common Stock  issuable
               ----------------
     upon conversion of any portion of the Conversion Amount pursuant to Section 3(a) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (the "Conversion Rate").

               (i) "Conversion Amount" means the sum of (A) the Principal under this Note, (B) accrued and uncapitalized interest, with respect to such Principal and (C) accrued and unpaid Late Charges (as defined in Section 25(b)) with respect to such Principal and Interest.

               (ii) "Conversion Price" means, as of any Conversion Date (as defined below) or other date of determination, $0.42, subject to adjustment as provided herein.

          (c) Mechanics of Conversion.
              -----------------------

               (i) Optional Conversion. To convert any portion of the Conversion
                   -------------------
          Amount into shares of Common Stock on any date (a "Conversion Date"), the Holder shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York Time, on such date, a copy of an executed notice of conversion in the form attached hereto as
          Exhibit I (the "Conversion Notice") to the Company and (B) if required by Section 3(c)(iii), surrender this Note to a common carrier for delivery to the Company as soon as practicable on or following such date (or an indemnification undertaking with respect to this Note in the case of its loss, theft or destruction). On or before the first
          (1st) Trading Day following the date of receipt of a Conversion Notice, the Company shall transmit by facsimile a confirmation of receipt of such Conversion Notice to the Holder and the Company's transfer agent (the "Transfer Agent"). On or before the third (3rd) Trading Day following the date of receipt of a Conversion Notice (the "Share Delivery Date"), the Company shall
          (1) provided that the Transfer Agent is participating in the Fast Automated Securities Transfer Program of the Depository Trust Company ("DTC") credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder's or its designee's participant account with DTC through its Deposit Withdrawal Agent Commission system or (2) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and deliver no later than the Share Delivery Date, to the address as specified in the Conversion Notice, a certificate, registered in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder shall be entitled. If this Note is physically surrendered for conversion pursuant to Section 3(c)(iii) and the outstanding Principal of this Note is greater than the Principal portion of the Conversion Amount being converted, then the Company shall as soon as practicable and in no event later than three Business Days after receipt of this Note and at its own expense, issue and deliver to the holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal not converted. The Person or Persons entitled to receive the shares of Common Stock issuable upon a conversion of all or a portion of this Note shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

               (ii) Company's  Failure to Timely  Convert.  If the Company shall
                    -------------------------------------
          fail to issue a certificate to the Holder or credit the Holder's participant account with DTC for the number of shares of Common Stock to which the Holder is entitled upon conversion of any portion of the Conversion Amount on or prior to the date which is five (5) Trading Days after the Conversion Date (a "Conversion Failure"), then (A) the Company shall pay damages to the Holder for each day of such Conversion Failure until the earlier of the date such failure is cured and the Revocation Date (as defined below) in an amount equal to 1.5% of the product of (I) the aggregate number of shares of Common Stock not issued to the Holder on or prior to the Share Delivery Date and to which the Holder is entitled, and (II) the Closing Sale Price of the Common Stock on the Share Delivery Date and (B) the Holder, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned, as the case may be, any portion of this Note that has not been converted pursuant to such Conversion Notice (the date such notice is given, the "Revocation Date"); provided that the voiding of a Conversion Notice shall not affect the Company's obligations to make any payments which have accrued prior to the date of such notice pursuant to this Section 3(c)(ii) or otherwise and once such payment is made no Conversion Failure shall exist with respect to such voided portion of such conversion. In addition to the foregoing, if within three (3) Trading Days after the Company's receipt of the facsimile copy of a Conversion Notice the Company shall fail to issue and deliver a certificate to the Holder or credit the Holder's participant account with DTC for the number of shares of Common Stock to which the Holder is entitled upon such holder's conversion of any portion of the Conversion Amount, and if on or after such scheduled Share Delivery Date the Holder purchases (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by the Holder of Common Stock issuable upon such conversion that the Holder anticipated receiving from the Company (a "Buy-In"), then the Company shall, within three (3) Trading Days after the Holder's request and in the Holder's discretion, either (i) pay cash to the Holder in an amount equal to the Holder's total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Stock so purchased (the "Buy-In Price"), at which point the Company's obligation to deliver such certificate or credit such Holder's participant account with DTC (and to issue such Common Stock) shall terminate and the Conversion Amount of this Note shall be reduced by the Conversion Amount applicable to such portion of the failed Conversion Notice, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock or credit such Holder's participant account with DTC and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the Conversion Date.

               (iii)  Registration;  Book-Entry.  The Company  shall  maintain a
                      -------------------------
          register (the "Register") for the recordation of the names and addresses of the holders of each Note and the principal amount of the Notes held by such holders (the "Registered Notes"). The entries in the Register shall be conclusive and binding for all purposes absent manifest error. The Company and the holders of the Notes shall treat each Person whose name is recorded in the Register as the owner of a Note for all purposes, including, without limitation, the right to receive payments of Principal and Interest hereunder, notwithstanding notice to the contrary. A Registered Note may be assigned or sold in whole or in part only by registration of such assignment or sale on the Register. Upon its receipt of a request to assign or sell all or part of any Registered Note by a Holder, the Company shall record the information contained therein in the Register and issue one or more new Registered Notes in the same aggregate principal amount as the principal amount of the surrendered Registered Note to the designated assignee or transferee pursuant to Section 19. Notwithstanding anything to the contrary set forth herein, upon conversion of any portion of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company unless (A) the full Conversion Amount represented by this Note is being converted or (B) the Holder has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of this Note upon physical surrender. The Holder and the Company shall maintain records showing the Principal converted and the dates of such conversions or shall use such other method, reasonably satisfactory to the Holder and the Company, so as not to necessitate the physical surrender of this Note upon conversion.

               (iv) Pro Rata Conversion; Disputes. In the event that the Company
                    -----------------------------
          receives a Conversion Notice from more than one holder of Notes for the same Conversion Date and the Company can convert some, but not all, of such portions of the Notes submitted for conversion, the Company, subject to Section 3(d), shall convert from each holder of Notes electing to have Notes converted on such date a pro rata amount of such holder's portion of its Notes submitted for conversion based on the principal amount of Notes submitted for conversion on such date by such holder relative to the aggregate principal amount of all Notes submitted for conversion on such date; provided, however, that no holder shall receive shares of Common Stock upon conversion of its
          Note in excess of its Authorized Share Allocation (as defined in Section 11(a)); provided, further, however, such pro rata conversion shall not cure any default or Event of Default occurring hereunder resulting from such failure to fully effect the conversion otherwise required by this Note. In the event of a dispute as to the number of shares of Common Stock issuable to the Holder in connection with a conversion of this Note, the Company shall issue to the Holder the number of shares of Common Stock not in dispute and resolve such dispute in accordance with Section 24.

     (d) Limitations on Conversions.
         --------------------------

               (i)  Beneficial  Ownership.  The  Company  shall not  effect  any
                    ---------------------
          conversion of this Note, and the Holder of this Note shall not have the right to convert any portion of this Note pursuant to Section 3(a), to the extent that after giving effect to such conversion, and taking into account all other shares of Common Stock beneficially owned by the Holder and its Affiliates, the Holder (together with the Holder's Affiliates) would beneficially own in excess of 9.99% (the "Maximum Percentage") of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by the Holder and its Affiliates shall include the number of shares of Common Stock issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) conversion of the remaining, nonconverted portion of this Note beneficially owned by the Holder or any of its Affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any Other Notes or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates, in each case if such conversion or exercise of such instrument is not permitted in order to keep the Holder's beneficial ownership of Common Stock at or below the Maximum Percentage. Except as set forth in the preceding sentence, for purposes of this Section 3(d)(i), beneficial ownership shall be calculated in accordance with
          Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Section 3(d)(i), in determining the number of outstanding shares of Common Stock, the Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company's most recent Form 10-K, Form 10-Q or Form 8-K, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Transfer Agent setting forth the number of shares of Common Stock outstanding. For any reason and at any time, upon the written or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing to the Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder or its Affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage specified in such notice so long as such specified Maximum Percentage shall not exceed 9.99%; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the Holder and not to any other holder of Notes.

               (ii) Principal Market Regulation.  Without limiting the rights of
                    ---------------------------
          the Holder under Section 11 hereunder, the Company shall not be obligated to issue any shares of Common Stock upon conversion of this Note, the Other Notes or the Preferred Shares or exercise of the Warrants, and the Holder of this Note shall not have the right to receive upon conversion of this Note any shares of Common Stock, if the issuance of such shares of Common Stock would exceed the aggregate number of shares of Common Stock which the Company may issue upon conversion or exercise, as applicable, of the Notes, the Preferred Shares and Warrants without breaching the Company's obligations under the rules or regulations of the Principal Market (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its stockholders as required by the applicable rules of the Principal Market for issuances of Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Required Holders. Until such approval or written opinion is obtained, (1) the Watershed Funds (as defined in Section 15(h)) shall not be issued in the aggregate upon conversion of the Watershed Notes shares of Common Stock in an amount greater than 11.6% of the Exchange Cap and (2) the Prencen Group shall not be issued in the aggregate, upon conversion or exercise, as applicable, of the Prencen Note, Preferred Shares or Warrants, shares of Common Stock in an amount greater than 88.4% of the Exchange Cap (with respect to each of the Watershed Funds and the Prencen Group, the "Exchange Cap Allocation"). In the event that any of the Watershed Funds and/or the Prencen Group shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Exchange Cap Allocation, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation allocated to such transferee. In the event that any holder of Notes shall convert all of such holder's Notes into a number of shares of Common Stock which, in the aggregate, is less than such holder's Exchange Cap Allocation, then the difference between such holder's Exchange Cap Allocation and the number of shares of Common Stock actually issued to such holder shall be allocated to the respective Exchange Cap Allocations of the remaining holders of Notes on a pro rata basis in proportion to the aggregate principal amount of the Notes then held by each such holder.

          (e) Holder's Right of Exchange. To the extent, but only to the extent,
              --------------------------
     required by the Principal Market pursuant to its listing requirements at any time following the consummation of the Acquisition, up to $40,000,000 in outstanding Principal amount of the Notes together with any accrued and unpaid Interest thereon and Late Charges on such Principal and Interest, if any (such amount, the "Exchange Amount") shall be exchanged on a pro rata basis (the "Exchange") for a new series of convertible preferred stock that will be convertible into the Company's Common Stock (the "New Securities") of the Company, which New Securities shall have such rights, designations and preferences as the Required Holders and the Company shall mutually agree. Upon the consummation of the Exchange, the Company shall (i) deliver to the Holder the Holder Pro Rata Amount of the New Securities and (ii) pay to the Holder, in cash, an amount equal to 15% of the Holder Pro Rata Amount of the

     Exchange Amount by wire transfer of immediately available funds in accordance with the Holder's written wire transfer instructions.

     (4) RIGHTS UPON EVENT OF DEFAULT.
         ----------------------------

          (a) Event of Default. Each of the following events shall constitute an
              ----------------
     "Event of Default":

               (i) after the Permitted Senior Indebtedness has been repaid in full, (A) the failure of the applicable Registration Statement required to be filed pursuant to the Registration Rights Agreement to be declared effective by the SEC on or prior to the date that is sixty
          (60) days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or (B) while the applicable Registration Statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable Registration Statement lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to any holder of the Notes for sale of all of such holder's Registrable Securities (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of ten (10) consecutive days or for more than an aggregate of thirty (30) days in any 365-day period (other than days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

               (ii) after the Permitted Senior Indebtedness has been repaid in full, the suspension from trading or failure of the Common Stock to be listed on an Eligible Market for a period of five (5) consecutive Trading Days or for more than an aggregate of ten (10) Trading Days in any 365-day period;

               (iii) (A) the failure to pay to the Holder any amount due on this Note or any other Transaction Document on the Maturity Date and (B) after the Permitted Senior Indebtedness has been repaid in full, the Company's failure to pay to the Holder any amount of Principal (including, without limitation, the Company's failure to pay any redemption payments), Interest, Late Charges or other amounts (other than Registration Delay Payments) when and as due under this Note or any other Transaction Document (as defined in the Securities Purchase Agreements) to which the Holder is a party, except, in the case of a failure to pay Interest and Late Charges when and as due, in which case only if such failure continues for a period of at least three (3) Business Days;

               (iv) (A) the occurrence of both an event of default under and acceleration of any Permitted Senior Indebtedness and (B) after the Permitted Senior Indebtedness has been repaid in full, the occurrence of any default under or acceleration prior to maturity of any Indebtedness of the Company or any of its Subsidiaries (as defined in Section 3(a) of the Securities Purchase Agreements), other than with respect to any Other Notes;

               (v) the Company or any of its Subsidiaries, pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal, foreign or state law for the relief of debtors (collectively, "Bankruptcy Law"), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a "Custodian"), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;

               (vi) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against the Company or any of its Subsidiaries in an involuntary case, (B) appoints a Custodian of the Company or any of its Subsidiaries or (C) orders the liquidation of the Company or any of its Subsidiaries and such order or decree remains undismissed or unstayed for a period of sixty (60) days;

               (vii) after the Permitted Senior Indebtedness has been repaid in full, a final judgment or judgments for the payment of money aggregating in excess of $500,000 are rendered against the Company or any of its Subsidiaries and which judgments are not, within sixty (60) days after the entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within sixty (60) days after the expiration of such stay; provided, however, that any judgment which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the $500,000 amount set forth above so long as the Company provides the Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment;

               (viii) after the Permitted Senior Indebtedness has been repaid in full, the Company breaches any representation, warranty, covenant or other term or condition of any Transaction Document that is not specifically addressed by any other Event of Default set forth in this
          Section 4(a), except, subject to clause (ii) hereof, (i) in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten (10) consecutive Business Days or (ii) in the case of any breach that arises solely by virtue of the Transaction Stockholder Approval or the Authorized Share Stockholder Approval not being obtained at or prior to the Closing Date specified in the Securities Purchase Agreements and the amendments to the certificate of incorporation of the Company not having been filed with the Secretary of State of Delaware to effectuate the amendments specified in clauses (x) and (y) of Section 4(p)(ii) of the Securities Purchase Agreements at or prior to the Closing Date specified in the Securities Purchase Agreements;

               (ix) after the Permitted Senior Indebtedness has been repaid in full, any breach or failure in any respect to comply with Section 15 of this Note;

               (x) after the Permitted Senior Indebtedness has been repaid in full, failure to obtain the Authorized Share Stockholder Consent or the Authorized Share Stockholder Approval, as the case may be, by June 1, 2007;

               (xi) after the Permitted Senior Indebtedness has been repaid in full, the Company or any Subsidiary shall fail to perform or comply with any covenant or agreement contained in the Security Agreement or any other Security Document to which it is a party;

               (xii) after the Permitted Senior Indebtedness has been repaid in full, any material provision of any Security Document (as reasonably determined by the Collateral Agent) shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the Company or any Subsidiary intended to be a party thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any Subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Security Document;

               (xiii) after the Permitted Senior Indebtedness has been repaid in full, the Security Agreement or any other Security Document, after delivery thereof pursuant hereto, shall for any reason fail or cease to create a valid and perfected and, except to the extent permitted by the terms hereof or thereof, Lien in favor of the Collateral Agent for the benefit of the holders of the Notes on any Collateral (as defined in the Security Documents) purported to be covered thereby; or

               (xiv) any Event of Default (as defined in the Other Notes) occurs with respect to any Other Notes.

          (b) Redemption  Right. Upon the occurrence of an Event of Default with
              -----------------
     respect to this Note or any Other Note, the Company shall within one (1) Business Day deliver written notice thereof via facsimile and overnight courier (an "Event of Default Notice") to all of the holders of Notes. Subject to the Intercreditor Agreement, at any time after the earlier of the holders' receipt of an Event of Default Notice and the holders becoming aware of an Event of Default, a holder of Notes may elect to require the Company to redeem all of its Note by delivering written notice thereof (the "Event of Default Redemption Notice") to the Company. Notwithstanding the foregoing, the Company shall only be required to consummate a redemption pursuant to this Section 4(b) upon the Company's receipt of Event of Default Redemption Notices from one or more holders of Notes constituting the Required Holders (the "Event of Default Redemption Trigger Date") and the Company shall notify all of the holders of the Notes of the receipt of such redemption notices promptly, but in no event later than (1) Business Day, following the Event of Default Redemption Trigger Date; provided, however, if an Event of Default exists at the Maturity Date, any holder of the Notes may exercise its right to require the redemption by the Company of such holder's Note under this Section 4(b). Subject to the Intercreditor Agreement, as of the Event of Default Redemption Trigger Date, the Company shall be required to redeem all of the outstanding Notes in accordance with this Section 4(b). Each Note redeemed by the Company pursuant to this
     Section 4(b) shall be redeemed by the Company at a price equal to the greater of (i) the product of (x) the portion of the Conversion Amount to be redeemed and (y) the Redemption Premium and (ii) the product of (A) the Conversion Rate with respect to such Conversion Amount in effect at such time as the Required Holders deliver an Event of Default Redemption Notice and (B) the greatest of the Closing Sale Price of the Common Stock on the date immediately preceding such Event of Default, the Closing Sale Price of the Common Stock on the date immediately following such Event of Default and the Closing Sale Price of the Common Stock on the Event of Default Redemption Trigger Date (the "Event of Default Redemption Price"). Redemptions required by this Section 4(b) shall be made in accordance with the provisions of Section 12. To the extent redemptions required by this Section 4(b) are deemed or determined by a court of competent jurisdiction to be prepayments of the Note by the Company, such redemptions shall be deemed to be voluntary prepayments. The parties hereto agree that in the event of the Company's redemption of all or a portion of such Note under this Section 4(b), the holders' damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the holders. Accordingly, any Redemption Premium due under this Section 4(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the holders' actual loss of its investment opportunity and not as a penalty. Notwithstanding anything to the contrary in this Section 4, but subject to Section 3(d), until the Holder receives the Event of Default Redemption Price, the Holder may convert this Note, in whole or in part, into Common Stock pursuant to
     Section 3, and any such conversion shall reduce the amount otherwise redeemable pursuant to this Section 4.

          (c)   Absence  of  Event  of   Default   in   Certain   Circumstances.
                ---------------------------------------------------------------
     Notwithstanding anything in this Note to the contrary, until the Permitted Senior Indebtedness has been repaid in full, no Event of Default shall occur under this Note or any Other Note or any other Transaction Document unless an event of default has occurred or contemporaneously occurs under and pursuant to the terms of the Permitted Senior Indebtedness.

     (5) RIGHTS UPON FUNDAMENTAL TRANSACTION AND CHANGE OF CONTROL.
         ---------------------------------------------------------

          (a)  Assumption.  The  Company  shall not enter  into or be party to a
               ----------
     Fundamental Transaction unless (i) the Successor Entity assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 5(a) pursuant to written agreements in form and substance satisfactory to the Required Holders and approved by the Required Holders prior to such Fundamental Transaction, including agreements to deliver to each holder of Notes in exchange for such Notes a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Notes, including, without limitation, having a principal amount and interest rate equal to the principal amounts and the interest rates of the Notes held by such holder, having similar conversion rights as the Notes and having similar ranking to the Notes, and satisfactory to the Required Holders and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose common stock is quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the "Company" shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such Successor Entity had been named as the Company herein. Upon consummation of the Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of the Fundamental Transaction, in lieu of the shares of Common Stock (or other securities, cash, assets or other property) issuable upon the conversion of the Notes prior to such Fundamental Transaction, such shares of publicly traded common stock (or their equivalent) of the Successor Entity, and the Conversion Price of this Note in effect immediately prior to such Fundamental Transaction shall be adjusted so that upon conversion of this Note immediately after such Fundamental Transaction the Holder shall be entitled to receive the aggregate number of shares of the Successor Entity that the Holder would have been entitled to receive if the Note had been converted immediately prior to such Fundamental Transaction, as adjusted thereafter in accordance with the provisions of this Note. The provisions of this Section shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note.

          (b) Redemption  Right. No sooner than fifteen (15) days nor later than
              -----------------
     ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Company shall deliver written notice thereof via facsimile and overnight courier to the Holder (a "Change of Control Notice"). Subject to the Intercreditor Agreement, at any time during the period beginning after the Holder's receipt of a Change of Control Notice and ending twenty (20) Trading Days after the consummation of such Change of Control, the Holder may require the Company to redeem all or any portion of this Note by delivering written notice thereof ("Change of Control Redemption Notice") to the Company, which Change of Control Redemption Notice shall indicate that portion of the Conversion Amount the Holder is electing to redeem. The portion of this Note subject to redemption pursuant to this Section 5 shall be redeemed by the Company in cash at a price equal to the greater of (i) the product of
     (x) that portion of the Conversion Amount being redeemed and (y) the quotient determined by dividing (A) the greatest of the Closing Sale Price of the Common Stock immediately prior to the consummation of the Change of Control, the Closing Sale Price immediately following the public announcement of such proposed Change of Control and the Closing Sale Price of the Common Stock immediately prior to the public announcement of such proposed Change of Control by (B) the Conversion Price and (ii) 120% of that portion of the Conversion Amount being redeemed (the "Change of Control Redemption Price"). Redemptions required by this Section 5 shall be made in accordance with the provisions of Section 12 and shall have priority to payments to stockholders in connection with a Change of Control. To the extent redemptions required by this Section 5(b) are deemed or determined by a court of competent jurisdiction to be prepayments of this Note by the Company, such redemptions shall be deemed to be voluntary prepayments. Notwithstanding anything to the contrary in this Section 5, but subject to Section 3(d), until the Change of Control Redemption Price is paid in full, that portion of the Conversion Amount submitted for redemption under this Section 5(b) may be converted, in whole or in part, by the Holder into Common Stock pursuant to Section 3. The parties hereto agree that in the event of the Company's redemption of any portion of this Note under this Section 5(b), the Holder's damages would be uncertain and difficult to estimate because of the parties' inability to predict future interest rates and the uncertainty of the availability of a suitable substitute investment opportunity for the Holder. Accordingly, any redemption premium due under this Section 5(b) is intended by the parties to be, and shall be deemed, a reasonable estimate of the Holder's actual loss of its investment opportunity and not as a penalty.

     (6) RIGHTS UPON ISSUANCE OF PURCHASE RIGHTS AND OTHER CORPORATE EVENTS.
         ------------------------------------------------------------------

          (a)  Purchase  Rights.  If at any time the Company  grants,  issues or
               ----------------
     sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property (other than the Existing Stockholder Warrants (as defined in the Securities Purchase Agreement)) pro rata to the record holders of any class of Common Stock (the "Purchase Rights"), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of shares of Common Stock acquirable upon complete conversion of this Note (without taking into account any limitations or restrictions on the convertibility of this Note) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

          (b) Other Corporate Events. In addition to and not in substitution for
              ----------------------
     any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of shares of Common Stock are entitled to receive securities or other assets with respect to or in exchange for shares of Common Stock (a "Corporate Event"), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder's option, (i) in addition to the shares of Common Stock receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such shares of Common Stock had such shares of Common Stock been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the shares of Common Stock otherwise receivable upon such conversion, such securities or other assets received by the holders of shares of Common Stock in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to shares of Common Stock) at a conversion rate for such consideration commensurate with the Conversion Rate. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Required Holders. The provisions of this Section shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

     (7) RIGHTS UPON ISSUANCE OF OTHER SECURITIES.
         ----------------------------------------

          (a) Adjustment of Conversion  Price upon Issuance of Common Stock.  If
              -------------------------------------------------------------
     and whenever on or after the Issuance Date, the Company issues or sells, or in accordance with this Section 7(a) is deemed to have issued or sold, any shares of Common Stock (including the issuance or sale of shares of Common Stock owned or held by or for the account of the Company, but excluding shares of Common Stock deemed to have been issued or sold by the Company in connection with any Excluded Security) for a consideration per share less than a price (the "Applicable Price") equal to the Conversion Price in effect immediately prior to such issue or sale (the foregoing a "Dilutive Issuance"), then immediately upon such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the lowest price per share at which any share of Common Stock were issued or sold or deemed to be issued or sold (in accordance with this Section 7(a)) in connection with such Dilutive Issuance; provided, however, that if the Company issues or sells, or is deemed to have issued or sold, any shares of Common Stock in a Dilutive Issuance that is a Permitted Financing, then immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the product of
     (A) the Conversion Price in effect immediately prior to such Dilutive Issuance and (B) the quotient determined by dividing (1) the sum of (I) the product derived by multiplying the Conversion Price in effect immediately prior to such Dilutive Issuance and the number of shares of Common Stock Deemed Outstanding immediately prior to such Dilutive Issuance plus (II) the consideration, if any, received by the Company upon such Dilutive Issuance, by (2) the product derived by multiplying (I) the Conversion Price in effect immediately prior to such Dilutive Issuance by (II) the number of shares of Common Stock Deemed Outstanding immediately after such Dilutive Issuance. For purposes of determining the adjusted Conversion Price under this Section 7(a), the following shall be applicable:

               (i) Issuance of Options.  If the Company in any manner  grants or
                   -------------------
          sells any Options and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option is less than the Conversion Price, immediately prior thereto, then each such share of Common Stock underlying such Option shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this
          Section 7(a)(i), the "lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange or exercise of any Convertible Securities issuable upon exercise of such Option" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon granting or sale of the Option, upon exercise of the Option and upon conversion or exchange or exercise of any Convertible Security issuable upon exercise of such Option. No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock or of such Convertible Securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange or exercise of such Convertible Securities.

               (ii) Issuance of  Convertible  Securities.  If the Company in any
                    ------------------------------------
          manner issues or sells any Convertible Securities and the lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise thereof is less than the Conversion Price, immediately prior thereto, then each such share of Common Stock underlying such Convertible Securities shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such Convertible Securities for such price per share. For the purposes of this Section 7(a)(ii), the "lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange or exercise" shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the issuance or sale of the Convertible Security and upon the conversion or exchange or exercise of such Convertible Security.

          No further adjustment of the Conversion Price shall be made upon the actual issuance of such share of Common Stock upon conversion or exchange or exercise of such Convertible Securities, and if any such issue or sale of such Convertible Securities is made upon exercise of any Options for which adjustment of the Conversion Price had been or are to be made pursuant to other provisions of this Section 7(a), no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

               (iii)  Change  in  Option  Price  or Rate of  Conversion.  If the
                      -------------------------------------------------
          purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exchange or exercise of any Convertible Securities, or the rate at which any
          Convertible Securities are convertible into or exchangeable or exercisable for Common Stock changes at any time, the Conversion Price in effect at the time of such change shall be adjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 7(a)(iii), if the terms of any Option or Convertible Security that was outstanding as of the Issuance Date are changed in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.

               (iv) Calculation of Consideration Received. In case any Option is
                    -------------------------------------
          issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction in which no specific consideration is allocated to such Options by the parties thereto, the Options will be deemed to have been issued for a consideration of $.01. If any Common Stock, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount received by the Company therefor. If any Common Stock, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the Closing Sale Price of such securities on the date of receipt. If any Common Stock, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Required Holders. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the "Valuation Event"), the fair value of such consideration will be determined within fourteen (14) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Required Holders. The determination of such appraiser shall be deemed binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

               (v) Record Date.  If the Company takes a record of the holders of
                   -----------
          Common Stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in Common Stock, Options or in Convertible Securities or (B) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date will be deemed to be the date of the issue or sale of the Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          (b) Adjustment of Conversion  Price upon Subdivision or Combination of
              ------------------------------------------------------------------
     Common  Stock.  If the  Company at any time on or after the  Issuance  Date
     -------------
     subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced. If the Company at any time on or after the Issuance Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior to such combination will be proportionately increased.

          (c) Other Events.  If any event occurs of the type contemplated by the
              ------------
     provisions of this Section 7 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights, other rights with equity features or any distribution or dividend of securities on the preferred stock of the Company existing on the date hereof), then the Company's Board of Directors will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder under this Note; provided that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7. The Company shall within one (1) Business Day notify each of the holders of any of the Notes of any change to the Conversion Price and describe in reasonable detail the basis for such change.

     (8) HOLDER'S RIGHT OF OPTIONAL  REDEMPTION.  From time to time on and after
         --------------------------------------
the eighth (8th) anniversary of the Issuance Date, the Holder shall have the right, in its sole discretion, to require that the Company redeem (each, a "Holder Optional Redemption") up to all of the then applicable Conversion Amount of this Note (the "Available Holder Optional Redemption Amount") by delivering written notice thereof (a "Holder Optional Redemption Notice") to the Company. The Holder Optional Redemption Notice shall indicate the Conversion Amount of the Available Holder Optional Redemption Amount the Holder is electing to have redeemed (the "Holder Optional Redemption Amount"). The portion of this Note subject to redemption pursuant to this Section 8 shall be redeemed by the Company in cash at a price equal to 107% of the Holder Optional Redemption Amount (the "Holder Optional Redemption Price"). Redemptions required by this
Section 8 shall be made in accordance with the provisions of Section 12. Notwithstanding anything to the contrary in this Section 8, but subject to
Section 3(d), until the Holder receives the Holder Optional Redemption Price, the Holder Optional Redemption Amount may be converted, in whole or in part, by the Holder into

Common Stock pursuant to Section 3, and any such conversion shall reduce the Holder Optional Redemption Amount in the manner set forth by the Holder in the applicable Conversion Notice.

     (9) OPTIONAL REDEMPTIONS AT THE COMPANY'S ELECTION.
         ----------------------------------------------

          (a) General.  At any time from and after the eighth (8th)  anniversary
              -------
     of the Issuance Date, so long as there has been no Equity Conditions Failure, the Company shall have the right, to redeem all or any portion of the Conversion Amount then remaining under this Note (the "Optional Redemption Amount") as designated in the Optional Redemption Notice, as of the Optional Redemption Date (an "Optional Redemption"). The portion of this Note subject to redemption pursuant to this Section 9(a) shall be redeemed by the Company in cash at a price equal to the 107% of the Conversion Amount being redeemed (the "Optional Redemption Price"). The Company may exercise its right to require redemption under this Section 9 by delivering a written notice thereof by facsimile and overnight courier to all, but not less than all, of the holders of Notes (the "Optional Redemption Notice" and the date all of the holders received such notice is referred to as the "Optional Redemption Notice Date") and each Optional Redemption Notice shall be irrevocable. The Optional Redemption Notice shall state (1) the date on which the Optional Redemption shall occur (the "Optional Redemption Date") which date shall be not less than five (5) Trading Days nor more than thirty (30) Trading Days after the Optional Redemption Notice Date, and (2) the aggregate Conversion Amount of the Notes which the Company has elected to be subject to Optional Redemption from all of the holders of the Notes pursuant to this Section 9(a) (and analogous provisions under the Other Notes) on the Optional Redemption Date. The Company may not effect more than one (1) Optional Redemption. Notwithstanding anything to the contrary in this Section 9(a), until the Optional Redemption Price is paid, in full, the Optional Redemption Amount may be converted, in whole or in part, by the holders into shares of Common Stock pursuant to Section 3. All Conversion Amounts converted by the Holder into such Common Stock after the Optional Redemption Notice Date shall reduce the Optional Redemption Amount of this Note required to be redeemed on the Optional Redemption Date. Redemptions made pursuant to this Section 9 shall be made in accordance with Section 12.

          (b) Pro Rata Redemption Requirement. If the Company elects to cause an
              -------------------------------
     Optional Redemption with respect to this Note pursuant to Section 9(a), then it must simultaneously take the same action with respect to the other Notes and make simultaneous payments of the applicable amounts to be paid to each holder of the other Notes. If the Company elects to cause an Optional Redemption pursuant to Section 9(a) (or similar provisions under the other Notes) with respect to less than all of the Conversion Amounts of the Notes then outstanding, then the Company shall require a proportionate redemption of a Conversion Amount from each of the holders of the Notes equal to the product of (i) the aggregate Conversion Amount of all the Notes which the Company has elected to cause to be redeemed pursuant to
     Section 9(a), multiplied by (ii) a fraction, the numerator of which is the Conversion Amount of the applicable Note on the Optional Redemption Date and the denominator of which is the sum of the aggregate Conversion Amounts of all Notes on the Optional Redemption Date (such fraction with respect to each holder is referred to as its "Redemption Allocation Percentage", and such amount with respect to each holder is referred to as its "Pro Rata Redemption Amount"), In the event that a holder of any Notes shall sell or otherwise transfer any of such holder's Notes, the transferee shall be allocated a pro rata portion of such holder's Redemption Allocation Percentage and Pro Rata Redemption Amount.

     (10)  NONCIRCUMVENTION.  The Company  hereby  covenants and agrees that the
           ----------------
Company will not, by amendment of its Certificate of Incorporation, Bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and will at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Holder of this Note.

     (11) RESERVATION OF AUTHORIZED SHARES.
          --------------------------------

          (a)  Reservation.  Commencing  on the  Issuance  Date  and  until  the
               -----------
     Authorized Share Stockholder Approval Date or the Authorized Share Stockholder Consent Effective Date, as the case may be, the Company shall reserve in respect of the conversion of the Notes not less than 100,000,000 shares of Common Stock. Immediately on and after the Authorized Share Stockholder Approval Date or the Authorized Share Stockholder Consent Effective Date, as the case may be, the Company shall reserve out of its authorized and unissued Common Stock a number of shares of Common Stock for each of the Notes equal to 130% of the Conversion Rate with respect to the Conversion Amount of each of the Notes as of the Issuance Date and, for so long thereafter as any of the Notes are outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Notes, 130% of the number of shares of Common Stock as shall from time to time be necessary to effect the conversion of all of the Notes then outstanding; provided that at no time shall the number of shares of Common Stock so reserved be less than the number of shares required to be reserved by the previous sentence (without regard to any limitations on conversions) (the "Required Reserve Amount"). The initial number of shares of Common Stock reserved for conversions of the Notes and each increase in the number of shares so reserved shall be allocated pro rata among the holders of the Notes based on the principal amount (including capitalized interest) of the Notes held by each holder at the Issuance Date or on the date of any increase in the number of reserved shares, as the case may be (the "Authorized Share Allocation"). In the event that a holder shall sell or otherwise transfer any of such holder's Notes, each transferee shall be allocated a pro rata portion of such holder's Authorized Share Allocation. Any shares of Common Stock reserved and allocated to any Person which ceases to hold a Prencen Note or Watershed Note, respectively, shall be re-allocated to the remaining holders of each Prencen Note or Watershed Note, respectively, pro rata based on the principal amount (including capitalized interest) of such Notes then held by such holders.

          (b)  Insufficient   Authorized  Shares.  If  at  any  time  after  the
               ---------------------------------
     Authorized Share Stockholder Approval Date or the Authorized Share Stockholder Consent Effective Date, as the case may be, while any of the Notes remain outstanding the Company does not have a sufficient number of authorized and reserved shares of Common Stock to satisfy its obligation to reserve for issuance upon conversion of the Notes at least a number of shares of Common Stock equal to the Required Reserve Amount (an "Authorized Share Failure"), then the Company shall immediately take all action necessary to increase the Company's authorized shares of Common Stock to an amount sufficient to allow the Company to reserve the Required Reserve Amount for the Notes then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than sixty (60) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized shares of Common Stock. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its best efforts to solicit its shareholders' approval of such increase in authorized shares of Common Stock and to cause its board of directors to recommend to the shareholders that they approve such proposal.

     (12) REDEMPTIONS.
          -----------

          (a) Mechanics. Subject to Section 12(b), the Company shall deliver the
              ---------
     applicable Event of Default Redemption Price to the Holder within seven (7) Business Days after the Event of Default Redemption Trigger Date. Subject to Section 12(b), if the Holder has submitted a Change of Control Redemption Notice in accordance with Section 5(b), the Company shall deliver the applicable Change of Control Redemption Price to the Holder concurrently with the consummation of such Change of Control if such notice is received prior to the consummation of such Change of Control and within five (5) Business Days after the Company's receipt of such notice otherwise. Subject to Section 12(b), the Company shall deliver the Holder Optional Redemption Price to the Holder within five (5) Business Days after the Company's receipt of the Holder Optional Redemption Notice. The Company shall deliver the Optional Redemption Price to the Holder on the applicable Optional Redemption Date. Subject to pro rata redemption requirement in
     Section 25(c), in the event of a redemption of less than all of the Conversion Amount of this Note, the Company shall (at the Holder's request) promptly cause to be issued and delivered to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal which has not been redeemed. In the event that the Company does not pay the applicable Redemption Price to the Holder within the time period required, at any time thereafter and until the Company pays such unpaid Redemption Price in full, the Holder shall have the option, in lieu of redemption, to require the Company to promptly return to the Holder all or any portion of this Note representing the Conversion Amount that was submitted for redemption and for which the applicable Redemption Price (together with any Late Charges thereon) has not been paid. Upon the Company's receipt of such notice, (x) the Redemption Notice shall be null and void with respect to such Conversion Amount, (y) the Company shall, at the Holder's request, immediately return this Note, or issue a new Note (in accordance with Section 19(d)) to the Holder representing such Conversion Amount and (z) the Conversion Price of this Note or such new Notes and all of the other outstanding Notes shall be adjusted to the lesser of (A) the Conversion Price as in effect on the date on which the Redemption Notice is voided and
     (B) the lowest Closing Bid Price during the period beginning on and including the date on which the Redemption Notice is delivered to the Company and ending on and including the date on which the Redemption Notice is voided. The Holder's delivery of a notice voiding a Redemption Notice and exercise of its rights following such notice shall not affect the Company's obligations to capitalize Late Charges which have accrued prior to the date of such notice with respect to the Conversion Amount subject to such notice.

          (b)  Redemption  by  Other  Holders.   Notwithstanding  anything  else
               ------------------------------
     contained herein, upon the Company's receipt of notice from any of the holders of the Notes for redemption or repayment as a result of an event or occurrence substantially similar to the events or occurrences described in
     Section 4(b), Section 5(b) or Section 8 (each, an "Other Redemption Notice"), the Company shall immediately, but no later than one (1) Business Day of its receipt thereof), forward to the Holder by facsimile a copy of such notice. If the Company receives a Redemption Notice and one or more Other Redemption Notices, during the fifteen (15) Business Day period beginning on and including the date which is seven (7) Business Days prior to the Company's receipt of the Holder's Redemption Notice and ending on and including the date which is seven (7) Business Days after the Company's receipt of the Holder's Redemption Notice and the Company is unable to redeem all principal, interest and other amounts designated in such Redemption Notice(s) and such Other Redemption Notices received during such fifteen (15) Business Day period (the last day of such fifteen-day period, the "Consolidation Date"), then the Company shall redeem on the
     Consolidation Date a pro rata amount from each holder of the Notes (including the Holder) based on the applicable Conversion Amounts of the Notes submitted for redemption pursuant to such Redemption Notice(s) and such Other Redemption Notices received by the Company during such fifteen
     (15) Business Day period, provided, however, such pro rata payment shall not cure any default or Event of Default occurring hereunder resulting from such failure to fully pay the amount otherwise due on this Note.

     (13) SECURITY.  The Obligations are secured to the extent and in the manner
          --------
set forth in the Security Documents.

     (14) VOTING RIGHTS. The Holder shall have no voting rights as the holder of
          -------------
this Note, except as required by law, including but not limited to the Delaware General Corporation Law, and as expressly provided in this Note.

     (15) COVENANTS.
          ---------

          (a) Rank.  All  payments due under this Note (i) shall rank pari passu
              ----
     with all of the Notes and (ii) shall be senior to all other Indebtedness of the Company and its Subsidiaries other than Permitted Senior Indebtedness and Indebtedness that is permitted to be senior or pari passu to the Permitted Senior Indebtedness pursuant to the terms of the Permitted Senior Indebtedness.

          (b)  Indebtedness.  So long as any  Obligations are  outstanding,  the
               ------------
     Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than Permitted Indebtedness.

          (c) Existence of Liens. So long as any  Obligations  are  outstanding,
              ------------------
     the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, "Liens") other than Permitted Liens.

          (d) Restricted  Payments.  After the Permitted Senior Indebtedness has
              --------------------
     been repaid in full, Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Permitted Indebtedness (other than Permitted Senior
     Indebtedness), whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an Event of Default has occurred and is continuing.

          (e)  Restriction  on Redemption and Cash  Dividends.  Until all of the
               ----------------------------------------------
     Notes have been converted, redeemed or otherwise fully repaid, the Company shall not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on its capital stock without the prior express written consent of the Required Holders.

          (f)  Dispositions.  After the Permitted  Senior  Indebtedness has been
               ------------
     repaid in full and so long as any Obligations are outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, convey, sell, lease or sublease, transfer or otherwise dispose of, whether in one transaction or a series of related transactions, all or any part of its business, property or assets, whether now owned or hereafter acquired (or agree to do any of the foregoing); provided, however, that the Company and its Subsidiaries may (i) sell inventory in the ordinary course of business, (ii) dispose of obsolete or worn-out equipment in the ordinary course of business and (iii) dispose of the non-core assets set forth on
     Schedule 15(f) hereto.

          (g) Additional  Guaranties and  Collateral  Security.  The Company and
              ------------------------------------------------
     each Subsidiary shall cause each Subsidiary of the Company not in existence on the Issuance Date, to execute and deliver to the Collateral Agent promptly and in any event within five (5) Business Days after the formation, acquisition or change in status thereof (i) a Guarantee guaranteeing the Obligations, (ii) a joinder to the Security Agreement, and
     (iii) such other agreements, instruments, approvals, legal opinions or other documents reasonably requested by the Collateral Agent in order to create, perfect, establish the third priority of (subject to Permitted Liens) or otherwise protect any Lien purported to be covered by the Security Agreement or otherwise to effect the intent that such Subsidiary shall become bound by all of the terms, covenants and agreements contained in the this Note and that all property and assets of such Subsidiary shall become Collateral for the Obligations.

          (h)  Affiliated  Transactions.  Neither the Company nor any Subsidiary
               ------------------------
     shall, without the consent of each Watershed Fund that then holds any Watershed Notes (Watershed Capital Partners, L.P. ("WCP"), Watershed Capital Institutional Partners, L.P. ("WCI") and any Affiliates of WCP, collectively, the "Watershed Funds"), which consent may be withheld by any such Watershed Fund in its sole and absolute discretion:

               (i) enter into or make payments under any consulting, management agreement and/or similar agreement or arrangement with the Prencen Group and/or any of its Affiliates;

               (ii) enter into any Subsequent Placement with the Prencen Group and/or any of its Affiliates; provided, however, that no such consent shall be required if (1) such Subsequent Placement is on commercially reasonable terms and on an arm's-length basis, (2) such Subsequent Placement is approved by a majority of the non-interested members of the board of directors of the Company meeting in a separate session and (3) the holders of the Notes have the right to participate in such Subsequent Placement pursuant to Section 4(o) of the Securities Purchase Agreements;

               (iii) enter into any debt financing agreement or other financing arrangement (other than a Subsequent Placement) with the Prencen Group and/or any of its Affiliates; or

               (iv) except as provided in the foregoing clause (ii), enter into any transaction with any Affiliate of the Company and/or the Prencen Group, other than for (A) ordinary course executive and employee compensation arrangements, including, without limitation, salary, equity compensation and bonuses, for directors, officers and employees of the Company approved by the compensation committee of the Company's board of directors, (B) the exchange contemplated in Section 3(e) hereof, (C) any transaction or transactions providing for payments which do not and cannot, in the aggregate, exceed $250,000 per annum and (D) the performance of the Company's obligations pursuant to the Securities Purchase Agreements, the Registration Rights Agreement, the Series B Certificate of Designations and the Series B-1 Certificate of Designations (each as defined in the Prencen Securities Purchase Agreement) for the Preferred Shares, the Warrants and the Notes; provided, however, that for the purposes of the foregoing clauses (A) and (C), such transactions must be on arm's-length terms and approved by a majority of the non-interested directors of the board of directors of the Company.

     Notwithstanding the foregoing, no consent of any Watershed Fund shall be required pursuant to this Section 15(h) unless (x) on the applicable date of determination, the Watershed Funds own in the aggregate at least 50% of the original principal amount (without regard for any capitalized interest added to such principal amount as of such date of determination) of the Watershed Notes; provided, however, that if any portion of the original principal amount of the Watershed Notes are exchanged, pursuant to Section 3(e), for New Securities, the principal amount of such notes exchanged for any such New Securities received by the Watershed Funds on such date of determination in exchange for such original principal amount of the Watershed Notes shall be taken into account in determining whether the Watershed Funds meet the foregoing ownership threshold or (y) the Watershed Facility has not been repaid in full.

          (i) No Additional Notes. Except with respect to any issuances in which
              -------------------
     a holder of Notes may participate in accordance with Section 4(o) of the Securities Purchase Agreements and issuances made pursuant to Sections 18 and 19(a) - (c) of this Note, the Company shall not after the Closing (as defined in the Securities Purchase Agreements) issue any notes or other instruments that are pari passu with the Notes.

     (16)  PARTICIPATION.  The  Holder,  as the  holder of this  Note,  shall be
           -------------
entitled to such dividends paid and distributions made to the holders of Common Stock to the same extent as if the Holder had converted this Note into Common Stock (without regard to any limitations on conversion herein or elsewhere) and had held such shares of Common Stock on the record date for such dividends and distributions. Payments under the preceding sentence shall be made concurrently with the dividend or distribution to the holders of Common Stock.

     (17) VOTE TO CHANGE THE TERMS OF NOTES.  The affirmative  vote at a meeting
          ---------------------------------
duly called for such purpose or the written consent without a meeting of the Required Holders shall be required for any consent, waiver, change or amendment to this Note or the Other Notes; provided, however, that no such consent, waiver, change or amendment as applied to any of the Notes held by any particular holder of Notes, shall, without the written consent of that particular holder, (i) reduce the Interest Rate; (ii) reduce the amount of Principal or, any other amounts payable on, or change the Maturity Date of, the Notes; (iii) make any change that adversely affects the conversion rights of the Notes (including, without limitation, the provisions contained in Sections 3 and 7 hereof); (iv) reduce any of the Redemption Prices, the timing of the payment of any Redemption Prices, or amend or modify in any manner adverse to the holders of the Notes the Company's obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise; (v) modify the provisions with respect to the right of the holders of the Notes to cause the Company to redeem the Notes; (vi) make any Interest or Principal or other payments on the Notes payable other than as set forth herein;
(vii) modify any of the provisions of, or impair the right of any holder of Notes under, this Section 17; (viii) release any obligor on the Notes or release all or substantially all of the collateral security the Notes, except as permitted by the Security Documents as they exist on the Issuance Date; (ix) amend, modify or change the provisions contained in: Section 3(e) (Holder's Right of Exchange); Section 4(a)(iii)(A) (Event of Default For Failure to Make Payment at Maturity); Section 4(c) (Absence of Event of Default in Certain Circumstances); Section 6 (Rights Upon Issuance of Purchase Rights and Other Corporate Events); Section 10 (Circumvention) to the extent any such amendment, modification or change thereto relates to any matter required to be approved by each holder of Notes pursuant to this Section 17; Section 12 (Redemptions);
Section 15(g) (Additional Guaranties and Collateral Security); Section 15(h) (Affiliated Transactions); Section 25(a) (Notices); Section 25(c) (Pro Rata Rights); or Section 29(b) (Affiliate); or (x) amend, modify or change the condition in any provision of this Note or the other Notes that restricts the application of any such provision until the Permitted Senior Indebtedness has been repaid in full. Neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of Interest, fees or otherwise, to any holder for or as inducement to any consent, waiver or amendment of any of the terms or provisions of the Notes unless such consideration is paid pro rata (based on Conversion Amounts) to all holders of Notes. Other than as may be expressly contemplated by the Notes, so long as any Notes remain outstanding, at no time shall the Company or any of its Subsidiaries, directly or indirectly, purchase or offer to purchase any of the outstanding Notes or exchange or offer to exchange for any consideration (including, without limitation, for cash, securities, property or otherwise) any outstanding Notes unless the Company or such Subsidiary, as applicable, purchases, offers to purchase, exchanges or offers to exchange the outstanding Notes of all of the holders for the same consideration (on a pro rata basis in accordance with each holder's percentage ownership of then outstanding Notes) and on identical terms. If any changes, amendments, alterations, waivers or modifications are made to any Note, such identical changes, amendments, alterations, waivers or modifications shall be made to each of the other Notes. The limitations set forth in this Section 17 shall apply mutatis mutandis with respect to any analogous provision contained in any of the other Transaction Documents.

     (18) TRANSFER.  This Note may be offered,  sold, assigned or transferred by
          --------
the Holder without the consent of the Company, subject only to the provisions of
Section 2(g) of the Securities Purchase Agreements; provided, however, that any such sale, assignment or transfer is in a minimum amount equal to the lesser of
(a)  $1,000,000  and (b) the  outstanding  Principal  amount,  Interest and Late
Charges, if any, of this Note; provided, further, however, that such minimum amount shall not apply to any sale, assignment or transfer to an Affiliate of the Holder.

     (19) REISSUANCE OF THIS NOTE.
          -----------------------

          (a) Transfer.  If all or a portion of this Note is to be  transferred,
              --------
     the Holder shall surrender this Note to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Note (in accordance with Section 19(d)), registered as the Holder may request, representing the outstanding Principal being transferred by the Holder and, if less then the entire outstanding Principal is being transferred, a new Note (in accordance with Section 19(d)) to the Holder representing the outstanding Principal not being transferred. The Holder and any assignee, by acceptance of this Note, acknowledge and agree that, by reason of the provisions of Section 3(c)(iii), following conversion or redemption of any portion of this Note, the outstanding Principal represented by this Note may be less than the Principal stated on the face of this Note.

          (b) Lost,  Stolen or  Mutilated  Note.  Upon receipt by the Company of
              ---------------------------------
     evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Note, the Company shall execute and deliver to the Holder a new Note (in accordance with Section 19(d)) representing the outstanding Principal.

          (c)  Note  Exchangeable  for  Different  Denominations.  This  Note is
               -------------------------------------------------
     exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Note or Notes (in accordance with Section 19(d) and in principal amounts of at least $100,000) representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the Holder at the time of such surrender.

          (d) Issuance of New Notes. Whenever the Company is required to issue a
              ---------------------
     new Note pursuant to the terms of this Note, such new Note (i) shall be of like tenor with this Note, (ii) shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Section 19(a) or Section 19(c), the Principal designated by the Holder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issuance of new Notes), (iii) shall have an issuance date, as indicated on the face of such new Note, which is the same as the Issuance Date of this Note, (iv) shall have the same rights and conditions as this Note, and (v) shall represent accrued and unpaid Interest and Late Charges on the Principal and Interest of this Note, from the Issuance Date.

     (20)  REMEDIES,   CHARACTERIZATIONS,   OTHER   OBLIGATIONS,   BREACHES  AND
           ---------------------------------------------------------------------
INJUNCTIVE RELIEF. The remedies provided in this Note shall be cumulative and in
-----------------
addition to all other remedies available under this Note and any of the other Transaction Documents at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the Holder's right to pursue actual and consequential damages for any failure by the Company to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

     (21) PAYMENT OF COLLECTION,  ENFORCEMENT  AND OTHER COSTS. If (a) this Note
          ----------------------------------------------------
is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding or the Holder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors' rights and involving a claim under this Note, then the Company shall pay the reasonable costs incurred by the Holder for such collection, enforcement or action or in connection with such bankruptcy, reorganization, receivership or other proceeding, including, but not limited to, attorneys' fees and disbursements.

     (22)  CONSTRUCTION;  HEADINGS.  This Note  shall be  deemed  to be  jointly
           -----------------------
drafted by the Company and all the holders of Notes and shall not be construed against any Person as the drafter hereof. The headings of this Note are for convenience of reference and shall not form part of, or affect the interpretation of, this Note.

     (23) FAILURE OR INDULGENCE  NOT WAIVER.  No failure or delay on the part of
          ---------------------------------
the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

     (24) DISPUTE  RESOLUTION.  In the case of a dispute as to the determination
          -------------------
of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price or the arithmetic calculation of the Conversion Rate or any Redemption Price, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within one (1) Business Day of receipt, or deemed receipt, of the Conversion Notice or Redemption Notice or other event giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Business Day submit via facsimile (a) the disputed determination of the Closing Bid Price, the Closing Sale Price or the Weighted Average Price to an independent, reputable investment bank selected by the Company and approved by the Holder or

(b) the disputed arithmetic calculation of the Conversion Rate or any Redemption Price to the Company's independent, outside accountant. The Company, at the Company's expense, shall cause the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error. To the extent that any determination of any Closing Bid Price, Closing Sale Price or the Weighted Average Price or calculation of the Conversion Price, Conversion Rate or any Redemption Price hereunder affects any conversion price, conversion rate or redemption price in connection with any conversion, redemption or payment to be made with respect to the other Notes, such determination or calculation shall also be applied in connection with any such conversions, redemptions or payments under the other Notes.

     (25) NOTICES; PAYMENTS.
          -----------------

          (a) Notices.  Whenever notice is required to be given under this Note,
              -------
     unless otherwise provided herein, such notice shall be given in accordance with Section 9(f) of the Securities Purchase Agreements. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Note, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the holders of all Notes (i) immediately upon any adjustment of the Conversion Price (and in no event later than one (1) Business Day thereafter), including any adjustment to the Conversion Price made following any calculation of such price pursuant to the dispute resolution mechanism set forth in Section 24, setting forth in reasonable detail, and certifying, the calculation of such adjustment,
     (ii) at least twenty (20) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Fundamental Transaction, dissolution or liquidation, provided in each case that such information shall be made known to the public prior to or in conjunction with such notice being provided to the Holder.

          (b)  Payments.  Whenever  any  payment  of  cash  is to be made by the
               --------
     Company to any Person pursuant to this Note, such payment shall be made in lawful money of the United States of America by a check drawn on the account of the Company and sent via overnight courier service to such Person at such address as previously provided to the Company in writing (which address, in the case of each of the Purchasers, shall initially be as set forth on the Schedules of Buyers attached to the Securities Purchase Agreements); provided that the Holder may elect to receive a payment of cash via wire transfer of immediately available funds by providing the Company with prior written notice setting out such request and the Holder's wire transfer instructions. Whenever any amount expressed to be due by the terms of this Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day and, in the case of any Interest Date which is not the date on which this
     Note is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of Interest due on such date. Any amount of Principal or other amounts due under the Transaction Documents, other than Interest, which is not paid when due shall result in a late charge being incurred and payable by the Company in an amount equal to interest on such amount at the rate of fifteen percent (15%) per annum from the date such amount was due until the same is paid in full ("Late Charge"). All payments of any Redemption Price to be made by the Company to the Holder hereunder shall also include payment in respect of any other Obligations then due and owing, including without limitation, Interest thereon.

          (c) Pro Rata Rights. All payments and/or distributions  required to be
              ---------------
     made by the Company hereunder on a pro rata basis among all holders of the Notes or certain holders of the Notes shall be made simultaneously and ratably among all such holders of Notes or such lesser group of holders of the Notes, as applicable. Notwithstanding anything else contained herein, the Holder retains the sole power with respect to this Note to effect the conversion(s) provided in Section 3 and elect to redeem all or a portion of this Note pursuant to Sections 5(b) and 8, and in no event shall any other Person or Person(s) be able to interfere with or take away any such rights.

     (26)  CANCELLATION.  After all the  Obligations  (excluding any Obligations
           ------------
that are contingent, unmatured or otherwise unknown at the time of payment) at any time owed have been paid in full, this Note shall automatically be deemed canceled, shall be surrendered to the Company for cancellation and shall not be reissued; provided, however, that any contingent, unmatured or unknown claims arising under the Transaction Documents that are known as of the date of payment or that mature or become known thereafter and which would otherwise be considered Obligations hereunder shall survive the cancellation of this Note.

     (27) WAIVER OF NOTICE.  To the extent  permitted by law, the Company hereby
          ----------------
waives demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Securities Purchase Agreements.

     (28) GOVERNING LAW; JURISDICTION;  JURY TRIAL. This Note shall be construed
          ----------------------------------------
and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The Company hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. The Company hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof at the address set forth in Section 9(f) of the Securities Purchase Agreements, or in the case of a transferee of any Note, at such address provided to the Company by such holder at the time of such transfer, and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company's obligations to the Holder, to realize on any collateral or any other security for such obligations, or to enforce a judgment or other court ruling in favor of the Holder. EACH OF THE COMPANY AND THE HOLDER HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY TRANSACTION CONTEMPLATED HEREBY.

     (29) CERTAIN  DEFINITIONS.  For purposes of this Note, the following  terms
          --------------------
shall have the following meanings:

          (a) "Acquisition" means the acquisition of the Calgon and Healing Gardens brands from Coty, Inc. and certain of its affiliates by Ascendia Brands Co., Inc., and certain of its Affiliates pursuant to that certain Asset Purchase Agreement, dated as of January 17, 2007.

          (b) "Affiliate" means, with respect to any specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person (it being understood that a Person shall be deemed to "control" another Person, for purposes of this definition, if such Person directly or indirectly has the power to direct or cause the direction of the management and policies of such other Person, whether through holding beneficial ownership interests in such other Person, through contracts or otherwise). For the avoidance of doubt, no Watershed Fund shall be deemed an Affiliate of the Company or any of its Subsidiaries in respect of the ownership by one or more of such Watershed Fund's of Notes, Conversion Shares (as defined in the Watershed Securities Purchase Agreement) and/or Permitted Senior Indebtedness.

          (c) "Approved Stock Plan" means any employee benefit plan which has been approved by the Board of Directors of the Company, pursuant to which the Company's securities may be issued to any employee, officer or director for services provided to the Company.

          (d) "Authorized Share Stockholder Approval" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (e) "Authorized Share Stockholder Approval Date" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (f) "Authorized Share Stockholder Consent" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (g) "Authorized Share Stockholder Consent Effective Date" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (h) "Authorized Share Stockholder Meeting Deadline" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (i) "Bloomberg" means Bloomberg Financial Markets.

          (j) "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

          (k) "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, and (ii) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

          (l) "Change of Control" means any Fundamental  Transaction  other than
     (i) any reorganization, recapitalization or reclassification of the Common Stock in which holders of the Company's voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

          (m) "Closing Bid Price" and "Closing Sale Price" means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Eligible Market that is the primary market for such security, as reported by Bloomberg, or, if such Eligible Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., New York Time, as reported by Bloomberg, or, if no Eligible Market is the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price or the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

          (n) "Collateral Agent" shall mean the "Agent" as defined in the Security Agreement.

          (o) "Common Stock Deemed Outstanding" means, at any given time, the number of shares of Common Stock outstanding at such time, plus the number of shares of Common Stock deemed to be outstanding pursuant to Sections 7(a)(i) and 7(a)(ii) hereof regardless of whether the Options or Convertible Securities are actually exercisable at such time, but excluding any Common Stock owned or held by or for the account of the Company or issuable upon conversion or exercise, as applicable, of the Notes, the Preferred Shares and the Warrants.

          (p) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

          (q) "Convertible Securities" means any stock or securities (other than
     Options)  directly  or  indirectly   convertible  into  or  exercisable  or
     exchangeable for Common Stock.

          (r) "Eligible Market" means the Principal Market, The New York Stock Exchange, Inc., The NASDAQ Global Select Market, The NASDAQ Global Market or The NASDAQ Capital Market.

          (s) "Equity Conditions" means that each of the following conditions is satisfied: (i) on each day during the period beginning six months prior to the applicable date of determination and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), either (x) the Registration Statement filed pursuant to the Registration Rights Agreement shall be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement and there shall not have been any Grace Periods (as defined in the Registration Rights Agreement) or (y) all shares of Common Stock issuable upon conversion of the Notes and Preferred Shares and exercise of the Warrants shall be eligible for sale without restriction and without the need for registration under any applicable federal or state securities laws; (ii) on each day during the Equity Conditions Measuring Period, the Common Stock is designated for quotation on the Principal Market and shall not have been suspended from trading on such exchange or market (other than suspensions of not more than two days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by such exchange or market been threatened or pending either (A) in writing by such exchange or market or (B) by falling below the minimum listing maintenance requirements of such exchange or market; (iii) during the one (1) year period ending on and including the date immediately preceding the applicable date of determination, the Company shall have delivered shares of Common stock issuable upon conversion of the Notes to the holders on a timely basis as set forth in Section 3(c)(i) hereof (and analogous provisions under the Other Notes); (iv) any applicable shares of Common Stock to be issued in connection with the event requiring determination may be issued in full without violating Section 3(d) hereof and the rules or regulations of the Principal Market; (v) during the Equity Conditions Measuring Period, the Company shall not have failed to timely make any payments within five (5) Business Days of when such payment is due pursuant to any Transaction Document; (vi) during the Equity Conditions Measuring Period, there shall not have occurred either (A) the public announcement of a pending, proposed or intended Fundamental Transaction which has not been abandoned, terminated or consummated or (B) an Event of Default or an event that with the passage of time or giving of notice would constitute an Event of Default; (vii) the Company shall have no knowledge of any fact that would cause (x) the Registration Statements required pursuant to the Registration Rights Agreement not to be effective and available for the resale of all remaining Registrable Securities in accordance with the terms of the Registration Rights Agreement or (y) any shares of Common Stock issuable upon conversion of the Notes and Preferred Shares and shares of Common Stock issuable upon exercise of the Warrants not to be eligible for sale without restriction pursuant to Rule 144(k) and any applicable state securities laws; (viii) the Company otherwise shall have been in material compliance with and shall not have materially breached any provision, covenant, representation or warranty of any Transaction Document; and (ix) the Transaction Stockholder Approval and the Authorized Share Stockholder Approval shall have been obtained.

          (t) "Equity Conditions Failure" means that on any determination date from the Optional Redemption Notice Date through and including the Optional Redemption Date, the Equity Conditions have not been satisfied (or waived in writing by the Holder).

          (u) "Exchange Agreement" means that certain Amendment and Exchange Agreement, dated as of December 27, 2006, by and among the Company, Prencen Lending LLC and Prencen LLC.

          (v) "Excluded Security" means any Common Stock issued or issuable: (i) in connection with any Approved Stock Plan; (ii) upon conversion of the Notes; (iii) upon exercise of the Existing Stockholder Warrants (as defined in Securities Purchase Agreement); (iv) upon conversion, exercise or exchange of any Options or Convertible Securities which are outstanding on the day immediately preceding the Issuance Date, provided that the terms of such Options or Convertible Securities are not amended, modified or changed on or after the Issuance Date; or (v) in connection with any stock split, stock dividend, recapitalization or similar transaction by the Company for which adjustment is made pursuant to Section 7(b).

          (w) "Fundamental Transaction" means that the Company shall (or in the case of clause (vi) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act)), directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) allow another Person or Persons to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the Person or Persons making or party to, or associated or affiliated with the Person or Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than the 50% of either the outstanding shares of Voting Stock (not including any shares of Voting Stock held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock purchase agreement or other business combination), or (v) reorganize, recapitalize or reclassify its Common Stock, or (vi) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the aggregate ordinary voting power represented by issued and outstanding Common Stock.

          (x)  "GAAP"  means  United  States   generally   accepted   accounting
     principles, consistently applied.

          (y) "Guarantee" means (i) the guarantee of each Subsidiary Guarantor and (ii) each guarantee substantially in the form of Exhibit E-1 and/or Exhibit E-2 to the Prencen Securities Purchase Agreement and in the form of Exhibit D-1 and/or Exhibit D-2 to the Watershed Securities Purchase Agreement made by any other Subsidiary in favor of the holders of the Notes (or the Collateral Agent for the benefit of the Collateral Agent and the holders of the Notes) pursuant to Section 15(g), in each case as such agreement may be amended, modified, supplemented or reaffirmed.

          (z) "Hedging Agreement" means any interest rate, foreign currency, commodity or equity swap, collar, cap, floor or forward rate agreement, or other agreement or arrangement designed to protect against fluctuations in interest rates or currency, commodity or equity values (including, without limitation, any option with respect to any of the foregoing and any combination of the foregoing agreements or arrangements), and any confirmation executed in connection with any such agreement or arrangement.

          (aa) "Highest Lawful Rate" means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to the Holder which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

          (bb) "Holder Pro Rata Amount" means a fraction (i) the numerator of which is the Principal amount of this Note on the date of determination and
     (ii) the denominator of which is the aggregate principal amount of all Notes outstanding on such date.

          (cc) "Indebtedness" of any Person means, without duplication (i) all indebtedness for borrowed money, (ii) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including (without limitation) "capital leases" in accordance with generally accepted accounting principles (other than trade payables entered into in the ordinary course of business), (iii) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (iv) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (v) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (vi) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease,
     (vii) all indebtedness referred to in clauses (i) through (vi) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (viii) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (i) through (vii) above.

          (dd) "Interest Rate" means, (i) initially, nine percent (9.0%) per annum and (ii) subject to the third sentence of Section 2, (A) in the event that the Company has not obtained the Authorized Share Stockholder Approval by the Authorized Share Stockholder Meeting Deadline, eleven percent (11.0%) and (B) in the event that the Company has not obtained the Authorized Share Stockholder Approval by June 30, 2007, thirteen percent (13.0%), in each case subject to adjustment as provided herein.

          (ee) "Obligations" means all present and future indebtedness, obligations, and liabilities of the Company and any Subsidiary Guarantor to the Collateral Agent and the holders of the Notes under the Transaction Documents, whether or not the right of payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured, unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding referred to in Section 4(a). Without limiting the generality of the foregoing, the Obligations of the Company and each Subsidiary Guarantor under the Notes and the other Transaction Documents include (a) the obligation to pay principal, interest, charges (including Late Charges), expenses, fees, attorneys' fees and disbursements, indemnities and other amounts payable by such Person thereunder, and (b) the obligation of such Person to reimburse any amount in respect of any of the foregoing that the Collateral Agent or any holder of Notes (in its sole discretion) may elect to pay or advance on behalf of such Person.

          (ff) "Options" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

          (gg) "Parent Entity" of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

          (hh) "Permitted Financing" means, in one or more transactions, any issuance or sale, or in accordance with Section 7(a), any deemed issuance or sale of Common Stock (i) which issuance or sale does not exceed $5,000,000 in the aggregate, (ii) is at a consideration per share greater than 90% of the arithmetic average of the Weighted Average Price of the Common Stock for the ten (10) consecutive Trading Days ending on the date immediately prior to the execution of the definitive agreement for such Permitted Financing for any and all transactions and (iii) where if warrants are issued in such Permitted Financing, such warrants are exercisable for not more than 25% of the shares of Common Stock issued or issuable in such Permitted Financing and such warrants have an exercise price that is equal to or greater than the arithmetic average of the Weighted Average Price of the Common Stock for the ten (10) consecutive Trading Days ending on the date immediately prior to the execution of the definitive agreement for such Permitted Financing.

          (ii) "Permitted Indebtedness" means (i) prior to the repayment in full of the Permitted Senior Indebtedness, the Permitted Senior Indebtedness and all Indebtedness permitted to exist pursuant to the terms of the Permitted Senior Indebtedness (ii) Indebtedness evidenced by this Note and the Other Notes, (iii) Indebtedness evidenced by the Coty Note (as defined in the Securities Purchase Agreements) and any additional promissory note issued, or any increase in the principal amount of the Coty Note made, in an amount equal to the In-Kind Amount in connection with payment of the Coty Earn-Out Payment (each as defined in the Securities Purchase Agreements), (iv) other unsecured Indebtedness in an aggregate amount not to exceed $20,000,000 outstanding at any time incurred by the Company and/or any of its Subsidiaries that is made expressly subordinate in right of payment to the Indebtedness evidenced by this Note, as reflected in a written agreement acceptable to the Holder and approved by the Holder in writing, and which Indebtedness does not provide at any time for (1) the payment, prepayment, repayment, repurchase or defeasance, directly or indirectly, of any principal or premium, if any, thereon until ninety-one (91) days after the Maturity Date or later and (2) total interest and fees at a rate in excess of the Interest Rate hereunder, (v) Indebtedness secured by Permitted Liens, (vi) Indebtedness to trade creditors incurred in the ordinary course of business, and (vii) extensions, refinancings and renewals of any items of Permitted Indebtedness; provided that, the principal amount is not increased or the terms modified to impose more burdensome terms upon the Company or its Subsidiary, as the case may be.

          (jj) "Permitted Liens" means (A) prior to the repayment in full of the Permitted Senior Indebtedness, the Liens securing the Permitted Senior Indebtedness and all "Permitted Liens" as defined pursuant to the terms of the Permitted Senior Indebtedness and (B) after the Permitted Senior Indebtedness has been repaid in full, (i) any Lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iii) any Lien created by operation of law, such as materialmen's liens, mechanics' liens and other similar liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, (iv) Liens securing the Obligations, (v) Liens (A) upon or on any equipment acquired or held by the Company or any of its Subsidiaries to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment, or (B) existing on such equipment at the time of its acquisition, provided that the Lien is confined solely to the property so acquired and improvements thereon, and the proceeds of such equipment, (vi) Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) and (v) above, provided that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced does not increase,
     (vii) leases or subleases and licenses and sublicenses granted to others in the ordinary course of the Company's business, not interfering in any material respect with the business of the Company and its Subsidiaries taken as a whole, (viii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of custom duties in connection with the importation of goods and (ix) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under Section 4(a)(vii).

          (kk) "Permitted  Senior  Indebtedness"  means (i) the WFF Facility and
     (ii) the Watershed Facility.

          (ll) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

          (mm) "Preferred Shares" has the meaning ascribed to such term in the Exchange Agreement.

          (nn) "Prencen Group" means Prencen Lending LLC, Prencen LLC and/or Prencen Capital Management, L.P.

          (oo) "Prencen Note" means the Note issued pursuant to the Prencen Securities Purchase Agreement.

          (pp) "Principal Market" means the American Stock Exchange.

          (qq) "Redemption Notices" means, collectively, the Event of Default Redemption Notices, the Change of Control Redemption Notices, the Holder Optional Redemption Notice and the Optional Redemption Notices and each of the foregoing, individually, a Redemption Notice.

          (rr) "Redemption Premium" means (i) in the case of the Events of Default described in Section 4(a)(i) - (iv) and (vii) - (xiv), 125% or (ii) in the case of the Events of Default described in Section 4(a)(v) - (vi), 100%.

          (ss) "Redemption Prices" means, collectively, the Event of Default Redemption Price, Change of Control Redemption Price, the Holder Optional Redemption Price and the Optional Redemption Price and, each of the foregoing, individually, a Redemption Price.

          (tt) "Registration Rights Agreement" means that certain Registration Rights Agreement dated as of February 9, 2007 by and among the Company and the initial holders of the Notes, as such agreement may be amended, modified or supplemented, relating to, among other things, the registration of the resale of the shares of Common Stock owned by Prencen Lending LLC and the shares of Common Stock issuable upon conversion of the Notes and the Preferred Shares and exercise of the Warrants.

          (uu) "Required Holders" means the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding.

          (vv) "SEC" means the United States Securities and Exchange Commission.

          (ww) "Securities Purchase Agreements" means, collectively, (i) that certain Third Amended and Restated Securities Purchase Agreement dated as of February 9, 2007 by and among the Company, Prencen LLC and Prencen Lending LLC, as the same may be amended, modified or supplemented from time to time (the "Prencen Securities Purchase Agreement") and (ii) that certain Securities Purchase Agreement dated as of February 9, 2007 by and among the Company, Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P., as the same may be amended, modified or supplemented from time to time (the "Watershed Securities Purchase Agreement").

          (xx) "Security Agreement" means a Security Agreement made by the Company or any Subsidiary in favor of the Collateral Agent for the benefit of the Collateral Agent and the holders of the Notes, substantially in the form of Exhibit D to the Prencen Securities Purchase Agreement and in the form of Exhibit C to the Watershed Securities Purchase Agreement, as such agreement may be amended, modified, supplemented, securing the Obligations.

          (yy) "Security Documents" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (zz) "Subsequent Placement" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (aaa) "Subsidiary Guarantor" has the meaning ascribed to such term in the Security Documents.

          (bbb) "Successor Entity" means the Person, which may be the Company, formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been made so long as such entity's common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, provided that if such Person is not a publicly traded entity whose common stock or equivalent equity security is quoted or listed for trading on an Eligible Market, Successor Entity shall mean such Person's Parent Entity.

          (ccc) "Trading Day" means any day on which the Common Stock are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that "Trading Day" shall not include any day on which the Common Stock are scheduled to trade on any such exchange or market for less than 4.5 hours or any day that the Common Stock are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on any such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

          (ddd) "Transaction Documents" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (eee) "Transaction Stockholder Approval" has the meaning ascribed to such term in the Securities Purchase Agreements.

          (fff) "Voting Stock" of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

          (ggg) "Warrants" has the meaning ascribed to such term in the Prencen Securities Purchase Agreement, and shall include all warrants issued in exchange therefor or replacement thereof.

          (hhh) "Watershed Facility" means the Second Lien Credit Agreement dated as of February 9, 2007 between the Company and each of its
     Subsidiaries signatory thereto, as borrowers, the lenders signatory thereto, Wells Fargo Foothill, Inc., as the collateral agent, and Watershed Administrative, LLC, as the administrative agent and the documents executed in connection therewith, in each case as such documents may be amended, amended and restated, modified or supplemented from time to time.

          (iii) "Watershed Notes" means the Notes issued pursuant to the Watershed Securities Purchase Agreement.

          (jjj) "Weighted Average Price" means, for any security as of any date, the dollar volume-weighted average price for such security on the Eligible Market that is the primary market for such securities during the period beginning at 9:30:01 a.m., New York Time (or such other time as the Eligible Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such Eligible Market publicly announces is the official close of trading) as reported by Bloomberg through its "Volume at Price" functions, or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York Time (or such other time as such Eligible Market publicly announces is the official open of trading), and ending at 4:00:00 p.m., New York Time (or such other time as such market publicly announces is the official close of trading) as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the

     Weighted Average Price cannot be calculated for such security on such particular date on any of the foregoing bases, the Weighted Average Price of such security on such date shall be the fair market value as mutually determined by the Company and the Required Holders. If the Company and the Required Holders are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 24. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

          (kkk) "WFF Facility" means the Credit Agreement dated as of February 9, 2007 between the Company and each of its Subsidiaries signatory thereto, as borrowers, and Wells Fargo Foothill, Inc. ("WFF") as arranger and administrative agent and the other lenders party thereto and the documents executed in connection therewith, in each case as such documents may be amended, amended and restated, modified or supplemented from time to time.

     (30)  DISCLOSURE.  Upon receipt or delivery by the Company of any notice in
           ----------
accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries, the Company shall within one (1) Business Day after any such receipt or delivery publicly disclose such material, nonpublic information on a Current Report on Form 8-K or otherwise. In the event that the Company believes that a notice contains material, nonpublic information, relating to the Company or its Subsidiaries, the Company shall indicate to the Holder contemporaneously with delivery of such notice, and in the absence of any such indication, the Holder shall be allowed to presume that all matters relating to such notice do not constitute material, nonpublic information relating to the Company or its Subsidiaries.

     (31) USURY SAVINGS CLAUSE.  Notwithstanding any other provision herein, the
          --------------------
aggregate interest rate charged with respect to the Principal (including any capitalized interest), including all charges or fees in connection therewith deemed in the nature of interest under applicable law, shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under this Note at any time exceeds the Highest Lawful Rate, the outstanding amount of the Principal shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest which would have been due hereunder if the stated rates of interest set forth in this Note had at all times been in effect. In addition, if when the Conversion Amount is repaid in full the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest which would have been due hereunder if the stated rates of interest set forth in this Note had at all times been in effect, then to the extent permitted by law, the Company shall pay to the Holder an amount equal to the difference between the amount of interest paid and the amount of interest which would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of the Holder and the Company to conform strictly to any applicable usury laws. Accordingly, if the Holder contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at the Holder's option be applied to the outstanding Conversion Amount or be refunded to the Company.

     (32) INTERCREDITOR AGREEMENT. This Note is subject to the terms and provisions of the Intercreditor Agreement dated as of February 9, 2007, (as amended, restated, supplemented, or otherwise modified from time to time, the "Intercreditor Agreement"), by and among Wells Fargo Foothill, Inc., as First Lien Agent, Wells Fargo Foothill, Inc., as Second Lien Collateral Agent, Watershed Administrative, LLC, as Second Lien Administrative Agent, Wells Fargo Foothill, Inc., as Third Lien Collateral Agent, and Prencen Lending LLC, Watershed Capital Partners, L.P. and Watershed Capital Institutional Partners, L.P., as Third Lien Lenders and Prencen LLC. In the event of any conflict between the terms of the Intercreditor Agreement and this Note, the terms of the Intercreditor Agreement shall govern and control. For the avoidance of doubt, no payments may be made hereunder to the extent prohibited by the Intercreditor Agreement.

                            [Signature Page Follows]

     IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the Issuance Date.


                           ASCENDIA BRANDS, INC.


                                 /s/ Andrew W. Sheldrick
                           By:--------------------------------------------------
                              Name: Andrew W. Sheldrick
                              Title: General Counsel & Secretary

                                 SCHEDULE 15(f)

The stock in and assets of Cenuco, Inc., a Florida corporation, and all assets presently associated with the health and beauty care business outside the United States

                                    EXHIBIT I

                              ASCENDIA BRANDS, INC.

                                CONVERSION NOTICE

Reference is made to Secured Convertible Note (the "Note") issued to the undersigned by Ascendia Brands, Inc. (the "Company"). In accordance with and pursuant to the Note, the undersigned hereby elects to convert the amount of the Conversion Amount (as defined in the Note) of the Note indicated below into shares of Common Stock par value $0.001 per share (the "Common Stock"), as of the date specified below.


     Date of Conversion:
                        --------------------------------------------------------

     Aggregate Conversion Amount to be converted:
                                                 -------------------------------

Notwithstanding anything to the contrary contained herein, this Conversion Notice shall constitute a representation by the holder of the Note submitting this Conversion Notice that, after giving effect to the conversion provided for in this Conversion Notice, such holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person's affiliates) of a number of shares of Common Stock which exceeds the Maximum Percentage of the total outstanding shares of Company Common Stock as determined pursuant to the provisions of Section 3(d)(i) of the Note.

Please confirm the following information:

     Conversion Price:
                      ----------------------------------------------------------


     Number of shares of Common Stock to be issued:
                                                   -----------------------------

Please issue the Common Stock into which the Note is being converted in the following name and to the following address:

     Issue to:
              ------------------------------------------------------------------
              ------------------------------------------------------------------
              ------------------------------------------------------------------

     Facsimile Number:
                      ----------------------------------------------------------
     Authorization:
                   -------------------------------------------------------------

          By:
             -------------------------------------------------------------------

               Title:
                     -----------------------------------------------------------

Dated:
      --------------------------------------------------------------------------

     Account Number:
                    ------------------------------------------------------------
     (if electronic book entry transfer)

     Transaction Code Number:
                             ---------------------------------------------------
     (if electronic book entry transfer)

                                 ACKNOWLEDGMENT

     The Company hereby acknowledges this Conversion Notice and hereby directs American Stock Transfer & Trust Company to issue the above indicated number of shares of Common Stock in accordance with the Transfer Agent Instructions dated February 9, 2007 from the Company and acknowledged and agreed to by American Stock Transfer & Trust Company.


                           ASCENDIA BRANDS, INC.


                           By:--------------------------------------------------
                              Name:
                              Title:

                                                                       EXHIBIT 4
                                                                              to
                                                                    SCHEDULE 13D



                                VOTING AGREEMENT

         VOTING AGREEMENT, dated as of February 9, 2007 (this "Agreement"), by and among Ascendia Brands, Inc. (f/k/a Cenuco, Inc.), a Delaware corporation, with headquarters located at 100 American Metro Boulevard, Suite 108, Hamilton, NJ 08619 (the "Company"), and the stockholders listed on the signature pages hereto under the heading "Stockholders" (each a "Stockholder" and collectively, the "Stockholders").

         WHEREAS, (i) the Company and certain investors (each, a "Prencen Investor", and collectively, the "Prencen Investors") have entered into a Third Amended and Restated Securities Purchase Agreement, dated as of February 9, 2007 (the "Prencen Securities Purchase Agreement"), pursuant to which, among other things, the Company has agreed to issue to Prencen Lending LLC secured convertible notes (the "Prencen Notes") which, among other things, will be convertible into shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), in accordance with the terms thereof and (ii) the Company and certain investors (each, a "Watershed Investor", and collectively, the "Watershed Investors", and together with the Prencen Investors, each an "Investor", and collectively, the "Investors") have entered into a Securities Purchase Agreement, dated as of February 9, 2007 (the "Watershed Securities Purchase Agreement", and together with the Prencen Securities Purchase Agreement, the "Securities Purchase Agreements"), pursuant to which, among other things, the Company has agreed to issue to the Watershed Investors secured convertible notes (the "Watershed Notes", and together with the Prencen Notes, the "Notes") which, among other things, will be convertible into Common Stock, in accordance with the terms thereof.

         WHEREAS, as of the date hereof, the Stockholders own and have the right to vote, collectively, in excess of a majority of shares of the voting stock of the Company, including, without limitation, the Common Stock, the Series A Junior Participating Convertible Preferred Stock and any Common Stock issued or issuable upon conversion of the Series A Junior Participating Convertible Preferred Stock (collectively, the "Voting Stock"), which represent in the aggregate in excess of a majority of the total issued and outstanding Voting Stock of the Company.

         WHEREAS, as a condition to the willingness of the Investors to enter into the applicable Securities Purchase Agreements and the other Transaction Documents (as defined in each of the Securities Purchase Agreements) and to consummate the transactions contemplated thereby (collectively, the "Transaction"), the Investors have required that each Stockholder agree, and in order to induce each of the Investors to enter into the applicable Securities Purchase Agreement and the other Transaction Documents, each Stockholder has agreed, to enter into this Agreement with respect to all of the Voting Stock now owned and which may hereafter be acquired by such Stockholder and any other securities, if any, which such Stockholder is currently entitled to vote, or after the date hererof, becomes entitled to vote, at any meeting of the stockholders of the Company or in any action by written consent of the stockholders of the Company (the "Other Securities").

         WHEREAS, capitalized terms not defined herein shall have the meaning as set forth in the Securities Purchase Agreements.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I

                       VOTING AGREEMENT OF THE STOCKHOLDER
                       -----------------------------------

         SECTION 1.01. Voting Agreement. Each Stockholder, severally and not jointly, hereby agrees that at any meeting of the stockholders of the Company, however called, and in any action by written consent of the Company's stockholders, each of the Stockholders shall vote the Voting Stock and the Other
Securities: (a) so long as a Prencen Investor or any of its affiliates holds any Securities or a Watershed Investor or any of its affiliates holds any Securities (as defined in the Watershed Securities Purchase Agreement), in favor of (i) the transaction resolutions that approve the transactions contemplated by the Securities Purchase Agreements, including, without limitation, the issuance and terms of the Notes and the conversion of the Notes into Common Stock, and the approval of such transactions pursuant to applicable law and the rules and regulations of the Principal Market (as defined in the Securities Purchase Agreements) and (ii) the authorized share resolutions that approve (x) the increase in the authorized shares of Common Stock of the Company from 225,000,000 shares to a number of shares of Common Stock that is no less than such number of shares of Common Stock that would permit the Company to reserve as of the Closing Date (as defined in the Securities Purchase Agreement) from the authorized shares of Common Stock of the Company the Required Registration Amount (as defined in the Registration Rights Agreement) of Common Stock of the Company, (y) the amendment of the Certificate of Incorporation of the Company to provide that the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the outstanding voting securities of the Company, in accordance with applicable law and the rules and regulations of the Principal Market and (z) the amendment of the Certificate of Incorporation of the Company to eliminate Article VII thereof; (b) so long as a Prencen Investor or any of its affiliates holds any Securities (as defined in the Prencen Securities Purchase Agreement) or a Watershed Investor or any of its affiliates holds any Securities (as defined in the Watershed Securities Purchase Agreement), against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Securities Purchase Agreements or which could reasonably be expected to result in any of the conditions to the Company's obligations under the Securities Purchase Agreements, as applicable, not being fulfilled; (c) so long as a Prencen Investor or any of its affiliates holds any Prencen Notes as and to the extent provided in the Prencen Securities Purchase Agreement, in favor of one Person (as defined in the Securities Purchase Agreements) designated by Prencen LLC and nominated by the Company (the "Prencen Nominee") to serve on the board of directors of the Company; and (d) if Prencen LLC requests the Company to take action to remove the Prencen Nominee as a director, in support of such removal. The failure of Prencen LLC or the Company to designate a Prencen Nominee shall not constitute a waiver or elimination of such rights nor shall it prevent
Prencen LLC or the Company from exercising such rights prospectively. Each Stockholder acknowledges receipt and review of a copy of the Securities Purchase Agreements and the other Transaction Documents.

                                   ARTICLE II

                REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER
                -------------------------------------------------

         Each Stockholder hereby represents and warrants, severally but not jointly, to each of the Investors as follows:

         SECTION 2.01. Authority Relative to This Agreement. Such Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally the enforcement of creditors' and other obligees' rights, (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought, and (c) where rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

         SECTION 2.02. No Conflict. (a) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, (i) conflict with or violate any federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Stockholder or by which the Voting Stock or the Other Securities owned by such Stockholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Voting Stock or the Other Securities owned by such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or the Voting Stock or Other Securities owned by such Stockholder are bound.

         (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity by such Stockholder.

         SECTION 2.03. Title to the Stock. As of the date hereof, such Stockholder is the owner of the number of shares of Voting Stock set forth opposite its name on Appendix A attached hereto, entitled to vote, without restriction, on all matters brought before holders of capital stock of the Company, which Voting Stock represent on the date hereof the percentage of the outstanding stock and voting power of the Company set forth on such Appendix. Such Voting Stock are all the securities of the Company owned, either of record or beneficially, by such Stockholder. Such Voting Stock are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements and limitations on such Stockholder's voting rights, charges and other encumbrances of any nature whatsoever. No Stockholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Voting Stock or Other Securities owned by such Stockholder.

                                  ARTICLE III

                                    COVENANTS
                                    ---------

         SECTION 3.01. No Disposition or Encumbrance of Stock. Each Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, such Stockholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement or limitation (each, a "Transfer") on such Stockholder's voting rights, charge or other encumbrance of any nature whatsoever ("Encumbrance") with respect to the Voting Stock or Other Securities, or directly or indirectly, initiate, solicit or encourage any Person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided, however, that any such Stockholder may assign, sell or transfer any Voting Stock or Other Securities provided that any such recipient of the Voting Stock or Other Securities has delivered to the Company and each Investor a written agreement in a form reasonably satisfactory to the Investors that the recipient shall be bound by, and the Voting Stock and/or Other Securities so transferred, assigned or sold shall remain subject to this Agreement; provided, further, that after the Stockholder Approval has been obtained, any such Stockholder may assign, sell or transfer any Voting Stock or Other Securities in an open market transaction on the national securities exchange upon which the Common Stock is listed for trading.

         SECTION 3.02. Company Cooperation. The Company hereby covenants and agrees that it will not, and each Stockholder irrevocably and unconditionally acknowledges and agrees that the Company will not (and waives any rights against the Company in relation thereto), recognize any Encumbrance on or Transfer of any of the Voting Stock or Other Securities subject to this Agreement unless the provisions of Section 3.01 have been complied with. The Company agrees to use its reasonable best efforts to ensure that at any time in which any Stockholder Approval is required pursuant to Section 4(p) of each of the Securities Purchase Agreements, it will cause holders of Voting Stock or Other Securities representing the percentage of outstanding capital stock required to vote in favor of the Transaction in order for the Company to comply with its obligations under Section 4(p) of each of the Securities Purchase Agreement to become party to and bound by the terms and conditions of this Agreement and the Voting Stock and Other Securities held by such holders to be subject to the terms and conditions of this Agreement.

                                   ARTICLE IV

                                  MISCELLANEOUS
                                  -------------

         SECTION 4.01. Further Assurances. Each Stockholder will execute and deliver such further documents and instruments and take all further action as may be reasonably necessary in order to consummate the transactions contemplated hereby.

         SECTION 4.02. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that any Investor (without being joined by any other Investor) shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Any Investor shall be entitled to its reasonable attorneys' fees in any action brought to enforce this Agreement in which it is the prevailing party.

         SECTION 4.03. Entire Agreement. This Agreement constitutes the entire agreement among the Company and the Stockholders (other than the Securities Purchase Agreements and the other Transaction Documents) with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company and the Stockholders with respect to the subject matter hereof.

         SECTION 4.04. Amendment. The provisions of this Agreement may not be amended or waived, nor may this Agreement be terminated, except (i) by an instrument in writing signed by the parties hereto and (ii) with the written consent of the Investors.

         SECTION 4.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

         SECTION 4.06. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to any of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth on the signature pages to this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts. Each of the Company and each Stockholder irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that any such suit, action, or proceeding has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         SECTION  4.07.  Third-Party  Beneficiaries.   The  Investors  shall  be
intended third party beneficiaries of this Agreement to the same extent as if they were parties hereto, and solely in order to enforce the provisions hereof.



                            [Signature Page Follows]

         IN WITNESS WHEREOF, each Stockholder and the Company has duly executed this Agreement.


                                   THE COMPANY:

                                   ASCENDIA BRANDS, INC.



                                   By:  /s/ Joseph A. Falsetti
                                   ---------------------------------------
                                     Name: Joseph A. Falsetti
                                     Title: President & Chief Executive Officer
Dated: February ___, 2007
                                   Address: 100 American Metro Boulevard, Suite 108
                                             Hamilton, NJ 08619

                                             STOCKHOLDER:
                                             DANA HOLDINGS, LLC


                                                /s/ Joseph A. Falsetti
                                             -----------------------------------
                                             Name: Joseph A. Falsetti
                                             Title: Manager
    Dated:  February ___, 2007
                                             Address:  c/o One Palmer Square
                                                       Suite 303
                                                       Princeton, NJ  08542




                                             STOCKHOLDER:
                                             MARNAN, LLC


                                               /s/ Mark I. Massad
                                             -----------------------------------
                                             Name: Mark I. Massad
                                             Title: Manager
    Dated:  February ___, 2007
                                             Address:  c/o One Palmer Square
                                                       Suite 303
                                                       Princeton, NJ  08542





                                             STOCKHOLDER:
                                             EDWARD J. DOYLE



                                             -----------------------------------
                                             Edward J. Doyle
    Dated:  February ___, 2007
                                             Address:  316 Perry Cabin Drive
                                                       St. Michael's, MD 21663

                                             STOCKHOLDER:
                                             DANA HOLDINGS, LLC



                                             -----------------------------------
                                             Name: Joseph A. Falsetti
                                             Title: Manager
    Dated:  February ___, 2007
                                             Address:  c/o One Palmer Square
                                                       Suite 303
                                                       Princeton, NJ  08542




                                             STOCKHOLDER:
                                             MARNAN, LLC


                                               /s/ Mark I. Massad
                                             -----------------------------------
                                             Name: Mark I. Massad
                                             Title: Manager
    Dated:  February ___, 2007
                                             Address:  c/o One Palmer Square
                                                       Suite 303
                                                       Princeton, NJ  08542





                                             STOCKHOLDER:
                                             EDWARD J. DOYLE


                                                /s/ Edward J. Doyle
                                             -----------------------------------
                                             Edward J. Doyle
    Dated:  February ___, 2007
                                             Address:  316 Perry Cabin Drive
                                                       St. Michael's, MD 21663

                                    STOCKHOLDER:
                                    FRANCO S. PETTINATO


                                       /s/ Franco S. Pettinato
                                    --------------------------------------------
                                    Franco S. Pettinato
Dated:  February ___, 2007
                                    Address:  c/o 100 American Metro Boulevard
                                              Suite 108
                                              Hamilton, NJ  08619




                                    STOCKHOLDER:
                                    PAUL TAYLOR


                                       /s/ Paul Taylor
                                    --------------------------------------------
                                    Paul Taylor
Dated:  February ___, 2007
                                    Address:  c/o Taylor, Colicchio & Silverman,
                                              LLP
                                              502 Carnegie Center, Suite 103
                                              Princeton, NJ  08540